

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC





05066511

September 16, 2005

Henry D. Kahn
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public Availability: 9-16-2005

Re: Sizeler Property Investors, Inc.

Dear Mr. Kahn:

This is in regard to your letter dated September 15, 2005 concerning the shareholder proposal submitted by First Union Real Estate Equity and Mortgage Investments for inclusion in Sizeler's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Sizeler therefore withdraws its August 16, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: David J. Heymann
Post Heymann & Koffler LLP
Two Jericho Plaza
Wing A
Jericho, NY 11753

HOGAN & HARTSON
L.L.P.

HENRY D. KAHN
PARTNER
(410) 659-2780
HDKAHN@HHLAW.COM

111 SOUTH CALVERT STREET, SUITE 1600
BALTIMORE, MARYLAND 21202
TEL (410) 659-2700
FAX (410) 539-6981
WWW.HHLAW.COM

Rule 14a-8(b)
Rule 14a-8(f)
Rule 14a-8(i)(8)

August 16, 2005

By Hand

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sizeler Property Investors, Inc. – Shareholder Proposal Submitted by First Union Real Estate Equity and Mortgage Investments

Ladies and Gentlemen:

On behalf of Sizeler Property Investors, Inc., a Maryland corporation ("Sizeler"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of Sizeler's intention to exclude from its proxy materials for its 2005 annual meeting of shareholders scheduled for October 27, 2005 (the "Annual Meeting"), a shareholder proposal (the "Proposal") submitted on August 11, 2005 by First Union Real Estate Equity and Mortgage Investments (the "Proponent"). We request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Sizeler excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below.

Sizeler plans to file its definitive proxy materials for the Annual Meeting on September 16, 2005. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to the Proponent.

The Proposal

The Proponent's proposal requests that Sizeler's board adopt the following non-binding resolution regarding a liquidation of Sizeler:

> RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through an orderly liquidation of its assets, hereby request that the Board of Directors adopt a plan of liquidation which provides that (i) all of the Company's assets would be sold in an orderly process, (ii) a committee of the Board of Directors be established consisting of directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, and who otherwise qualify as independent directors, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the assets, (iii) the proceeds from such sales, together with cash reserves, be distributed to the shareholders, and (iv) no person or entity affiliated with the Company or any of its officers or directors would seek to acquire any Company asset, and no such person or entity would receive any brokerage commission or similar fee from any sale of a Company asset.

A copy of the letter transmitting the Proposal, including the Proponent's supporting statement, is attached to this letter as Exhibit A.

Discussion

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by eligible shareholders. A proposal is outside the scope of the rule, however, and therefore needs not be included in the company's proxy materials, if (1) the shareholder proposing the rule does not meet certain eligibility requirements specified in Rule 14a-8(b) or (2) the proposal falls within one of 13 substantive bases for exclusion specified in Rule 14a-8(i). For the reasons discussed below, we believe that Sizeler is not required under Rule 14a-8 to include the Proposal in its proxy materials for a number of reasons. First, because the Proponent has not been a stockholder for greater than one year and has not otherwise complied with Rule 14a-8(b). Second, the Proposal is excludable under Rule 14a-8(i)(8) because it relates to the election of directors.

I. The Proposal is Excludable under Rule 14a-8(f) Because the Proponent is Not Eligible to Submit a Proposal under Rule 14a-8(b)

Rule 14a-8(f) permits a company to exclude a proposal when the proponent does not meet the requirements of Rule 14a-8(b). The Proponent has failed to comply with the requirement of Rule 14a-(8)(b)(1) that on the date of submission of the Proposal the Proponent had continuously held for a minimum of one year at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting. The Proponent also has failed to comply with the requirement of Rule 14a-8(b)(2) that a written statement be provided to the issuer (i) verifying ownership of the requisite amount of securities specified in Rule 14a-8(b)(1), and (ii) stating an intent to continue holding the requisite amount through the date of the meeting.

The Proponent's non-compliance with the one-year ownership requirement of Rule 14a-8(b)(1) is evident from its Schedule 13D filings made since September 7, 2004 (a copy of the initial filing is attached as Exhibit B), which indicate that the Proponent did not acquire any securities of Sizeler having voting or investment power until August 17, 2004, less than one year prior to the submission of the Proposal. Rule 14a-8(b)(1) specifically states that the one-year ownership requirement must be met on the date of submission of the Proposal, which in this instance was August 11, 2005. Because this deficiency is not capable of being remedied due to the fact that the Proponent cannot retroactively acquire securities to satisfy the ownership requirement, Sizeler was not obligated under Rule 14a-8(f) to send a notice of the eligibility deficiency to the Proponent. The Company, however, has notified the Proponent in a letter dated August 16, 2005 (copy attached as Exhibit C) of its intention to omit the Proposal from its proxy materials for the Annual Meeting due to the failure to comply with the ownership requirement. The Company also indicated in the letter its belief that the proposal could be omitted on the substantive ground that it deals with the election of directors, a matter that is an impermissible subject for a shareholder proposal under Rule 14a-8(i)(8), as more fully discussed below.

II. The Proposal Relates to the Election of Directors and Therefore Can be Omitted Under Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows a company to exclude a proposal if it "relates to an election for membership on the company's board of directors." Under Rule 14a-8(i)(8) the Staff of the Division of Corporation Finance has allowed the omission of proposals that are used in furtherance of a proponent's effort to gain seats on the board of directors, even if the proposal itself does not mention the election. In *Richton International Corp.* (Aug. 9, 1983), the Staff of the Division of Corporation Finance allowed the company to omit two proposals, including a proposal to sell the company, after the proponent announced his intention to nominate himself for election to the company's board of directors. In *Computer Network Corporation* (June 16, 1983), the Staff of the Division of Corporation Finance allowed the omission of proposals relating to the staggering of the board of directors, the voting of certain shares in a trust for which the board had the authority to vote, and engaging independent counsel for investigations of compensation arrangements after the proponent publicly announced his intention to conduct a proxy fight for control of the company, even prior to the submission by the proponent of a formal nomination.

As indicated in the chronology set forth below, the Proponent has commenced a proxy contest in which it is seeking to elect three of its representatives to Sizeler's Board of Directors at the Annual Meeting. The Proponent has made clear in various public statements that it is seeking representation on the Board **for the purpose** of effecting a prompt liquidation of Sizeler. Sizeler believes that the Proponent has so tightly intertwined its efforts to elect directors with its unqualified commitment to press for a liquidation of Sizeler that the Proposal may be omitted under Rule 14a-8(i)(8), consistent with the precedents cited in the preceding paragraph.

In furtherance of this argument, we offer the following chronology of the Proponent's campaign for election of its slate and liquidation of Sizeler:

Date	**Event**
September 8, 2004 *(See Exhibit D-1)*	The Proponent files Schedule 13D indicating that it has acquired over 5% of Sizeler's outstanding common stock through a number of purchases beginning August 17, 2004. Item 4 of the filing states: "First Union acquired the Shares reported herein with a view to making a profit on its investment. In light of its investment objectives, First Union intends to consider appropriate methods of maximizing the value of the Shares and, to the extent consistent with its investment objectives, shareholder value in general."
Autumn 2004	During a meeting and subsequent telephone conversations, Michael Ashner, chairman of the Proponent, demands that Sizeler liquidate all of its retail properties and that he be appointed co-chief executive officer of Sizeler.
December 21, 2004 *(See Exhibit D-2)*	The Proponent provides written notice to Sizeler, filed on the same day as an exhibit to First Union's Schedule 13D, of First Union's intent to nominate Michael L. Ashner, Peter Braverman and Steven Zalkind for election to Sizeler's board of directors at the 2005 Annual Meeting.
March 10, 2005 *(See Exhibit D-3)*	New Orleans *Times-Picayune* publishes an article referring to the proxy contest and making the following statement regarding Peter Braverman, president of the Proponent: "First Union's Braverman said that his company has liquidated four other real estate investment trusts. In each of these cases,

	the assets of the trusts were sold and the shares were cashed in and retired. And Braverman did not rule out the eventual liquidation of Sizeler if First Union gains control."
March 15, 2005 *(See Exhibit D-4)*	Sizeler and its directors file in the U.S. District Court for the District of Maryland a complaint against the Proponent alleging that First Union violated Section 13(a) of the U.S. Securities Exchange Act of 1934 by failing to disclose in a truthful and timely manner in its Schedule 13D filings that it had specific plans with respect to Sizeler, including liquidating the entire company.
March 22, 2005 *(See Exhibit D-5)*	The Proponent issues a press release, filed on the same day as an exhibit to its Schedule 13D, stating: "First Union is now giving serious consideration to one or more strategic proposals for Sizeler which would include its sale or liquidation pursuant to a plan of liquidation that would require shareholder approval or, at a minimum the sale of certain non-core assets."
March 27, 2005 *(See Exhibit D-6)*	Ashner identifies his interest in liquidation in an article published in the New Orleans *Times-Picayune* as follows: "Ashner acknowledges that liquidation is what his firm does. 'In a liquidation, no one is as good at it as we are,' said Ashner, who has already dissolved four REITs. 'We manage them well, we price them well, we get the shareholders what they want – boom – we move on, if we're successful.'"
March 28, 2005 *(See Exhibit D-7)*	The Proponent releases an Open Letter to Shareholders, filed on the same day as an exhibit to its Schedule 13D, stating on behalf of Ashner and the Proponent: "[We] reaffirm our recent statement that our core proposal will likely be to seek a shareholder approved sale or liquidation of Sizeler with the proceeds to be distributed to all shareholders."
April 19, 2005 *(See Exhibit D-8)*	The Proponent files a counterclaim in Federal court seeking, among other things, a preliminary and permanent injunction requiring Sizeler to schedule its 2005 Annual Meeting on a date certain and as close in time as possible to the second Friday in May 2005.
April 19, 2005 *(See Exhibit D-9)*	The Proponent issues a press release, filed on April 20, 2005 as an exhibit to its Schedule 13D, stating:

	"Mr. Ashner stated that as an advocate of the liquidation of Sizeler and the prompt distribution of all proceeds to shareholders he was supportive of the proposed sale as the sale is obviously consistent with First Union's proposal for Sizeler."
May 18, 2005 *(See Exhibit D-10)*	The Proponent mails a letter to stockholders of Sizeler, filed on the same day as an exhibit to its Schedule 13D, stating:
	"As you may be aware, in the upcoming proxy contest we will be advocating a liquidation of the Company by way of a sale of its assets through specifically defined proposals which we are in the process of finalizing."
June 15, 2005 *(See Exhibit D-11)*	The Proponent issues a press release, filed on June 16, 2005 as an exhibit to its Schedule 13D, stating:
	"As has been previously disclosed by First Union, its nominees for election to the Board of Directors of Sizeler, if elected, will propose that Sizeler liquidate all or substantially all of its properties in order to maximize shareholder value and distribute the net proceeds thereof to shareholders."
June 23, 2005 *(See Exhibit D-12)*	The Proponent mails a letter to stockholders of Sizeler, filed on the same day as an exhibit to its Schedule 13D, stating:
	"As directors we will propose, consistent with our fiduciary duty, that the Board promptly approve and submit to shareholders for their approval a plan of liquidation by which all of the Company's assets would be sold in an orderly process and the proceeds distributed to the shareholders."
July 14, 2005 *(See Exhibit D-13)*	The Proponent issues a press release, filed on the same day as an exhibit to its Schedule 13D, quoting Ashner as follows:
	"[First Union's] view reflects a recognition that since first announcing our plans to unseat current management and propose a liquidation of the assets of Sizeler, substantially all of Sizeler's common stock has changed hands with a stock price increase of more than 35%."
August 12, 2005 *(See Exhibit D-14)*	The Proponent files preliminary proxy materials nominating Ashner and Braverman for election to Sizeler's board of directors at the 2005 Annual Meeting, and includes the following as the primary item of its platform:

> "If elected, the First Union Nominees will:
>
> - LIQUIDATION - Propose, consistent with their fiduciary duty, that the Board promptly approve and submit to stockholders for their approval a plan of liquidation by which all of the Company's assets would be sold in an orderly process and the proceeds distributed to the stockholders."

As is evident from the above chronology, the Proponent has long abandoned any pretense that its directors would study a range of possible outcome to enhance stockholder value. Rather it has assured investors, on multiple occasions over the course of the election contest, that its directors would seek an immediate liquidation. If the Staff permits, in these unusual circumstances, inclusion of the Proposal, the Proponent would obtain "two bites" at the same apple. Moreover, through this approach the Proponent would be allowed to present the same arguments in both its own and management's proxy materials, a result not intended by the proxy rules.

There also are important policy reasons for allowing a company to exclude a shareholder proposal that relates to an election contest. In Release No. 34-12598 (July 7, 1976), at 23-24, the Commission stated:

> Notwithstanding [paragraph (c)(8)'s] applicability to any election to office, the principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto.

Similarly, in *Bank of Montana System* (April 8, 1982), the Staff of the Division of Corporation Finance stated:

> [I]t should be noted that the Commission adopted Rule 14a-8(c)(8) because it was of the view that the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules, particularly Rule 14a-11, were specifically designed to handle such matters.

The shareholder proposal rules are not intended to permit a shareholder to use management's proxy statement to promote his or her election contest or election platform, which is usually done in the proponent's own proxy materials. Any other interpretation would give persons contesting the election of management's nominees the advantage of including their proposal and supporting statement, couched as something other than an alternative slate, in management's proxy materials. In addition, if Rule 14a-8(m) were applicable to an election contest situation, it would require management to give the insurgents 30 calendar days' notice of the text of the portions of management's proxy statement responsive to an insurgents' election platform proposal before any mailing to shareholders. The intent of Rule 14a-8 is not to favor insurgents over management in an election contest.

Clearly, the Proposal and Supporting Statement are being used as a means to support the election platform of the First Union nominees and not for some other independent purpose for which inclusion in management's proxy materials is normally required. It has consistently been the Staff's view that Rule 14a-8 is not the proper means for conducting election campaigns. The Proponent should not be allowed to evade compliance with the regulations governing election contests by abusing the shareholder proposal process.

III. The Proposal Should be Excluded Notwithstanding the Date of the Annual Meeting

Sizeler presently intends to file its definitive 2004 Proxy Materials on or about September 16, 2005. As a result, this letter is being submitted less than 80 days before Sizeler intends to file its definitive 2005 proxy materials with the Commission. Therefore, pursuant to Rule 14a-8(j), Sizeler hereby requests that the Staff waive the 80-day requirement set forth in that rule.

In connection with the election contest between Sizeler and the Proponent, the date of the Annual Meeting has been the topic of public debate and litigation between the parties. As a result of that process, Sizeler, in April 2005, amended its bylaws to provide that each year its annual meeting of stockholders is to be held during the 30-day period beginning on the third Thursday in September.[1] Promptly after announcement of the bylaw change, the Proponent voluntarily dismissed a legal action seeking to compel the holding of the annual meeting.

The original date for the submission of stockholder proposals for the 2005 annual meeting was based on the May 2004 annual meeting date and was December 7, 2004. That date was before the announcement of the meeting change and came and went without any submission by a stockholder. Clearly, the Proponent could not have required inclusion of a proposal at that time. As a result of the change in the Annual Meeting date, the stockholders are receiving a second opportunity to submit proposals for the same meeting and have them included, if they meet the criteria for inclusion.

[1] In 2004, the annual meeting was held in May. As a result of this change, Sizeler was only required to give shareholders a "reasonable time before the company begins to print and mail its proxy materials" to submit proposals pursuant to Rule 14a-8. Similarly, Sizeler's bylaws provide that when the annual meeting is moved more than 30 days from the anniversary of the previous year's meeting that stockholders are only entitled to 10 days' notice.

Given the basis of the reasons for exclusion of the Proposal set forth above, particularly the ineligibility of the Proponent to submit a proposal, and that the defects in the Proposal cannot be cured, Sizeler believes that these facts constitute good cause under Rule 14a-8(j), and that such a determination would not have an adverse effect on Sizeler's stockholders.

Conclusion

Based on the foregoing, we request your concurrence that the Proposal may be omitted from Sizeler's proxy materials for its Annual Meeting. If you would like to discuss the Proposal or any of the matters discussed in this letter, please feel free to call me at (410) 659-2780 or my partner Joseph G. Connolly, Jr., at (202) 637-5625. Thank you for your consideration.

Sincerely,



Henry D. Kahn

Attachments

ccs: Sidney W. Lassen
First Union Real Estate Equity and Mortgage Investments

Sizeler Property Investors, Inc.

Exhibits to August 16, 2005 Letter Regarding Shareholder Proposal Submitted by First Union Real Estate Equity and Mortgage Investments


UNION
A REAL ESTATE INVESTMENT TRUST

August 11, 2005

FEDERAL EXPRESS

Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, Louisiana 70062
Attention: Sidney W. Lassen
Chairman of the Board

Re: Shareholder Proposal

Dear Mr. Lassen:

In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, First Union Real Estate Equity and Mortgage Investments, an Ohio trust (the "Proponent") hereby submits to Sizeler Property Investors, Inc. (the "Company") the following proposal and supporting statement for inclusion in the Company's proxy statement for the next annual meeting of shareholders:

Proposal

RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through an orderly liquidation of its assets, hereby request that the Board of Directors adopt a plan of liquidation which provides that (i) all of the Company's assets would be sold in an orderly process, (ii) a committee of the Board of Directors be established consisting of directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, and who otherwise qualify as independent directors, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the assets, (iii) the proceeds from such sales, together with cash reserves, be distributed to the shareholders, and (iv) no person or entity affiliated with the Company or any of its officers or directors would seek to acquire any Company asset, and no such person or entity would receive any brokerage commission or similar fee from any sale of a Company asset

Supporting Statement

The Proponent believes that the current strategic plan and past history when taken together with the Company's reduced dividends and historical poor performance as compared to other REITs makes it unlikely that the Company can generate maximum return for its shareholders through an ongoing operating Company and that shareholders will be benefited from an orderly liquidation of the Company's assets. Therefore, the


FIRST UNION
REAL ESTATE INVESTMENTS

Proponent has submitted a proposal for consideration by shareholders requesting that the Board of Directors of the Company adopt a plan of liquidation to be submitted to the shareholders for approval.

The Proponent is submitting this proposal, and seeking the liquidation of the Company, as a concerned shareholder who believes that the best opportunity for shareholders maximum return on their investment is an orderly liquidation of the Company. Accordingly, the Proponent urges its fellow shareholders to vote FOR this proposal.

****

Notice of any alleged deficiencies with respect to this submission (which the Proponent reserves the right to cure) should be sent to the executive offices of the Proponent at the address provided above.

Very truly yours,

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS



By:____________________
Michael L. Ashner
Chief Executive Officer


FIRST UNION

FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS (FUR)

7 BULFINCH PLACE
SUITE 500 PO BOX 9507
BOSTON, MA 02114
617. 570.4614
http://www.firstunion-reit.net/

SC 13D

SCHEDULE 13D
Filed on 09/08/2004


GSI

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. __)

SIZELER PROPERTY INVESTORS, INC.
(Name of Issuer)

Common Stock, Par Value $.0001 per share
(Title of Class of Securities)

830137-10-5
(CUSIP Number of Class
of Securities)

Carolyn Tiffany
First Union Real Estate Equity and Mortgage Investments
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114
(617) 570-4614

David J. Heymann
Post Heymann &Koffler LLP
Two Jericho Plaza, Wing A
Suite 111
Jericho, New York 11753
(516) 681-3636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (euro)(euro)

(continued on next page(s))

1. Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

First Union Real Estate Equity and Mortgage Investments
I.R.S. I.D. No. 34-6513657

2. Check the Appropriate Box if a Member of a Group *

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Sources of Funds *

WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)

[ ]

6. Citizenship or Place of Organization

Ohio

Number of Shares Beneficially Owned by Each Reporting Person With		
	7. Sole Voting Power	670,000
	8. Shared Voting Power	- 0 -
	9. Sole Dispositive Power	670,000
	10. Shared Dispositive Power	- 0 -

11. Aggregate Amount Beneficially Owned by Each Reporting Person

670,000 Shares

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

[ ]

13. Percent of Class Represented by Amount in Row (11)

5.07%

14. Type of Reporting Person*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement on Schedule 13D relates to common shares of stock, par value $.0001 per share ("Shares") of Sizeler Property Investors, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2542 Williams Boulevard, Kenner, Louisiana 70062.

Item 2. Identity and Background.

(a) This statement is being filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union").

(b) The principal business address of First Union is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

(c) The principal business of First Union is to acquire, hold and ultimately dispose of real estate related assets including, without limitation, real property and securities in entities that invest in real property.

(d) and (e) During the last five years, First Union has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable

Item 3. Source and Amount of Funds of Other Consideration.

First Union purchased the 670,000 Shares for an aggregate purchase price of $5,597,004.24. The source of funds to acquire the 670,000 Shares was provided from the working capital of First Union.

Item 4. Purpose of Transaction.

First Union acquired the Shares reported herein with a view to making a profit on its investment. In light of its investment objectives, First Union intends to consider appropriate methods of maximizing the value of the Shares and, to the extent consistent with its investment objectives, shareholder value in general.

Item 5. Interest of Securities of the Issuer.

(a) First Union directly owns 670,000 Shares representing 5.07% of the total outstanding Shares. The foregoing is based upon 13,219,685 Shares outstanding which represents the number of shares reported outstanding in the Issuer's most recently filed report on Form 10-Q.

(b) First Union has the sole power to vote and dispose of 670,000 Shares owned by First Union.

(c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union. All such transactions were purchases effected by First Union on the open market.

Date	Number of Shares	Price Per Share
8/17/2004	70,000	$7.6370
8/19/2004	29,300	$7.8450
8/19/2004	600	$7.7000
8/23/2004	17,200	$8.0000
8/24/2004	32,200	$8.1951
8/25/2004	63,500	$8.2205
8/30/2004	13,700	$8.4247
8/31/2004	37,500	$8.4975
9/01/2004	20,400	$8.5500
9/01/2004	176,600	$8.5000
9/02/2004	47,300	$8.5500
9/07/2004	161,700	$8.5989

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among First Union and between First Union and any persons with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2004

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By: /s/ Peter Braverman

Peter Braverman
President

HOGAN & HARTSON
L.L.P.

HENRY D. KAHN
PARTNER
(410) 659-2780
HDKAHN@HHLAW.COM

August 16, 2005

111 SOUTH CALVERT STREET, SUITE 1600
BALTIMORE, MARYLAND 21202
TEL (410) 659-2700
FAX (410) 539-6981
WWW.HHLAW.COM

BY FEDERAL EXPRESS

First Union Real Estate Equity and Mortgage Investments
7 Bulfinch Place, Suite 500
Boston, Massachusetts 02114
Attention: Michael L. Ashner

Re: Sizeler Property Investors, Inc. -- Shareholder Proposal

Dear Ladies and Gentlemen:

I write on behalf of Sizeler Property Investors, Inc. (the "Company"). On August 12, 2005, the Company received a letter dated August 11, 2005, from Michael L. Ashner, Chief Executive Officer of First Union Real Estate Equity and Mortgage Investments ("First Union"), containing a shareholder proposal (the "Proposal") submitted for inclusion in the 2005 annual meeting proxy statement of the Company.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, First Union, in connection with the Proposal, is required to present the Company with proof that First Union had continuously held for a minimum of one year at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the annual meeting. In that regard, the Company has previously received First Union's Schedule 13D and amendments thereto. However, the Schedule 13D does not contain any evidence that at the time of submitting the Proposal, First Union had held shares of marketable securities of the Company eligible to vote on the Proposal for one year. In fact, to the contrary, the Schedule 13D indicates that First Union has held the requisite number of shares for less than one year. Accordingly, First Union appears not to be eligible to submit a proposal for inclusion in the 2005 annual meeting proxy statement.

Similarly, First Union's correspondence relating to the Proposal was deficient in that it did not contain the other written statements required by Rule 14a-8(b)(2). There was no written statement from you (i) verifying ownership of the requisite amount of securities specified in Rule 14a-8(b)(1), and (ii) stating an intent to continue holding the requisite amount through the date of the meeting.

Pursuant to Rule 14a-8(f), a response furnishing the required proof of ownership and the required written statements must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to submit proof of ownership and the required written statements within that time period will entitle the Company to exclude the Proposal from its 2005 annual meeting proxy statement in accordance with Rule 14a-8. For your reference, a copy of the rule is attached to this letter as Attachment A.

Please also be advised that the Company believes that it is also entitled to exclude the Proposal on the substantive grounds that it deals with the election of directors, a matter that is an impermissible subject for a shareholder proposal under Rule 14a-8(i)(8). The basis for this exclusion will be set out in a letter sent to the Securities and Exchange Commission on behalf of the Company, a copy of which will be sent to your attention.

Very truly yours,



Henry D. Kahn

Attachment

cc: Stephen J. Kastenberg, Esq.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. __)

SIZELER PROPERTY INVESTORS, INC.
(Name of Issuer)

Common Stock, Par Value $.0001 per share
(Title of Class of Securities)

830137-10-5
(CUSIP Number of Class
of Securities)

Carolyn Tiffany
First Union Real Estate Equity and Mortgage Investments
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114
(617) 570-4614

David J. Heymann
Post Heymann &Koffler LLP
Two Jericho Plaza, Wing A
Suite 111
Jericho, New York 11753
(516) 681-3636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (euro)(euro)

(continued on next page(s))

1. Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

First Union Real Estate Equity and Mortgage Investments
I.R.S. I.D. No. 34-6513657

2. Check the Appropriate Box if a Member of a Group *

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Sources of Funds *

WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)

[ ]

6. Citizenship or Place of Organization

Ohio

Number of Shares Beneficially Owned by Each Reporting Person With		
	7. Sole Voting Power	670,000
	8. Shared Voting Power	- 0 -
	9. Sole Dispositive Power	670,000
	10. Shared Dispositive Power	- 0 -

11. Aggregate Amount Beneficially Owned by Each Reporting Person

670,000 Shares

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

[ ]

13. Percent of Class Represented by Amount in Row (11)

5.07%

14. Type of Reporting Person*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement on Schedule 13D relates to common shares of stock, par value $.0001 per share ("Shares") of Sizeler Property Investors, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2542 Williams Boulevard, Kenner, Louisiana 70062.

Item 2. Identity and Background.

(a) This statement is being filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union").

(b) The principal business address of First Union is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

(c) The principal business of First Union is to acquire, hold and ultimately dispose of real estate related assets including, without limitation, real property and securities in entities that invest in real property.

(d) and (e) During the last five years, First Union has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable

Item 3. Source and Amount of Funds of Other Consideration.

First Union purchased the 670,000 Shares for an aggregate purchase price of $5,597,004.24. The source of funds to acquire the 670,000 Shares was provided from the working capital of First Union.

Item 4. Purpose of Transaction.

First Union acquired the Shares reported herein with a view to making a profit on its investment. In light of its investment objectives, First Union intends to consider appropriate methods of maximizing the value of the Shares and, to the extent consistent with its investment objectives, shareholder value in general.

Item 5. Interest of Securities of the Issuer.

(a) First Union directly owns 670,000 Shares representing 5.07% of the total outstanding Shares. The foregoing is based upon 13,219,685 Shares outstanding which represents the number of shares reported outstanding in the Issuer's most recently filed report on Form 10-Q.

(b) First Union has the sole power to vote and dispose of 670,000 Shares owned by First Union.

(c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union. All such transactions were purchases effected by First Union on the open market.

Date	Number of Shares	Price Per Share
8/17/2004	70,000	$7.6370
8/19/2004	29,300	$7.8450
8/19/2004	600	$7.7000
8/23/2004	17,200	$8.0000
8/24/2004	32,200	$8.1951
8/25/2004	63,500	$8.2205
8/30/2004	13,700	$8.4247
8/31/2004	37,500	$8.4975
9/01/2004	20,400	$8.5500
9/01/2004	176,600	$8.5000
9/02/2004	47,300	$8.5500
9/07/2004	161,700	$8.5989

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among First Union and between First Union and any persons with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2004

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By: /s/ Peter Braverman

Peter Braverman
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SIZELER PROPERTY INVESTORS, INC.
(Name of Issuer)

Common Stock, Par Value $.0001 per share
(Title of Class of Securities)

830137-10-5
(CUSIP Number)

Carolyn Tiffany
First Union Real Estate Equity and Mortgage Investments
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114
(617) 570-4614

David J. Heymann
Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A
Suite 111
Jericho, New York 11753
(516) 681-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048798102

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
First Union Real Estate Equity and Mortgage Investments
I.R.S. I.D. No. 34-6513657

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
Ohio

Number of Shares Beneficially Owned by Each Reporting Person With		
	7.	Sole Voting Power 1,119,600
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,119,600
	10.	Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,119,600 Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11)
8.46%

14. Type of Reporting Person (See Instructions)
OO

This Amendment No. 4 amends certain information contained in the Schedule 13Dfiled by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, and as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

On December 21, 2004, First Union sent a letter to the Issuer in accordance with the Issuer's by–laws notifying the Issuer that First Union intends to nominate in person at the Issuer's 2005 annual meeting of stockholders Michael L. Ashner, Peter Braverman and Steven Zalkind for election to the Issuer's Board of Directors. A copy of the letter sent to the Issuer is attached hereto as an Exhibit.

Item 5. Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Letter from First Union to the Issuer dated December 21, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2004
Date

FIRST UNION REAL ESTATE EQUITY AND
MORTGAGE INVESTMENTS

/s/ Michael L. Ashner
Signature

Michael L. Ashner
Chief Executive Officer
Name/Title

Exhibit 1

[LETTERHEAD OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS]

December 21, 2004

FEDERAL EXPRESS

Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, Louisiana 70062
Attention: Sidney W. Lassen
Chairman of the Board

Re: Notice of Intention to Present Nominations

Dear Mr. Lassen:

First Union Real Estate Equity and Mortgage Investments, an Ohio trust (the "Proponent"), is a stockholder of record of Sizeler Property Investors, Inc. (the "Company"). The Proponent hereby notifies the Company, in accordance with Article II, Section 11, of the Company's by–laws (the "by–laws"), of its intention to nominate in person at the Company's 2005 annual meeting of stockholders (the "2005 Annual Meeting") the following persons for election to the Company's Board of Directors (the "Board"):

Michael L. Ashner
Peter Braverman
Steven Zalkind

Such nominations are being made on behalf of the Proponent. Please note that (i) Mr. Ashner and Mr. Braverman are currently employees of Winthrop Financial Associates, A Limited Partnership, directors and officers of the Proponent, officers of The Newkirk Master Limited Partnership and officers of Exeter Capital Corporation, and (ii) Mr. Ashner , Mr. Braverman and Mr. Zalkind formerly served as directors of Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc., entities in which Mr. Ashner was the Chief Executive Officer and Mr. Braverman was the Executive Vice President.

The information required to be set forth with respect to the Nominees and the Proponent pursuant to Article II, Section 11 of the by–laws is set forth on Exhibit A hereto.

Also enclosed are the consents of the Nominees to serve as directors of the Company if elected.

The Proponent intends to appear in person or by proxy at the 2005 Annual Meeting to nominate the persons named in this notice.

The Proponent requests written notice as soon as practicable of any alleged defect in this Notice of Intention to Present Nominations and reserves the right, following receipt of any such notice, to either challenge, or attempt as soon as practicable to cure, such alleged defect.

The Proponent agrees to furnish such other information with respect to the Nominees as may reasonably be required by the Company to determine the eligibility of any such Nominee to serve as a director of the Company.

Please direct any questions regarding the information contained in this Notice of Intention to Present Nominations to Michael L. Ashner, c/o First Union Real Estate Equity and Mortgage Investments, Two Jericho Plaza, Wing A, Suite 111, (516) 822–0022 (phone), (516) 433–2777 (facsimile).

Please sign and return the enclosed copy of this letter to acknowledge its receipt and that this letter, without any additional actions or information, is sufficient to comply with the board nomination requirements of the Company, including without limitation the requirements of the by–laws and applicable court orders.

Very truly yours,

FIRST UNION REAL ESTATE EQUITY AND
MORTGAGE INVESTMENTS

By/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer

cc: The Board of Directors of
Sizeler Property Investors, Inc.

AGREED AND ACCEPTED
THIS DAY OF , 200

SIZELER PROPERTY INVESTORS, INC.

By
Name:
Title:

EXHIBIT A

Information Regarding The Director Nominees

Michael L. Ashner, Age 52

Business Address

c/o First Union Real Estate Equity and Mortgage Investments
Two Jericho Plaza
Wing A, Suite 111
Jericho, New York 11753

Home Address

2 Bridle Court
Oyster Bay Cove, New York 11771

Business Experience (1)
Chairman and Chief Executive Officer, January 2004 – Present
First Union Real Estate Equity and Mortgage Investments
(real estate investment trust)

Chief Executive Officer, January 1996 – Present
Winthrop Financial Associates, A Limited Partnership
(real estate management and investment company)

Director and Chief Executive Officer, November 1997 – Present
The Newkirk Master Limited Partnership
(real estate management and investment company)

President, 1981 – Present
Exeter Capital Corporation
(organized and administered real estate limited partnerships)

Corporate Directorships of Public Companies
NBTY, Inc.
GB Holdings, Inc.
Atlantic Entertainment Holdings, Inc.
First Union Real Estate Equity and Mortgage Investments

---

(1) No corporation or organization referred to below is a parent, subsidiary or other affiliate of the Company.

Peter Braverman, Age 52

Business Address

c/o First Union Real Estate Equity and Mortgage Investments
Two Jericho Plaza
Wing A, Suite 111
Jericho, New York 11753

Home Address

141 Wooster Street
Apt. 5C & D
New York, New York 10012

Business Experience (1)
President, August 2004 – Present
Executive Vice President, January 2004 – August 2004
First Union Real Estate Equity and Mortgage Investments
(real estate investment trust)

Executive Vice President, January 1996 – Present
Winthrop Financial Associates, A Limited Partnership
(real estate management and investment company)

Executive Vice President, November 1997 – Present
The Newkirk Master Limited Partnership
(real estate management and investment company)

Corporate Directorships of Public Companies
First Union Real Estate Equity and Mortgage Investments

---

(1) No corporation or organization referred to below is a parent subsidiary or other affiliate of the Company.

Steven Zalkind, Age 63

Business Address

Resource Investments Limited, L.L.C.
4300 Haddonfield Road
Suite 314
Pennsauken, New Jersey 08109

Home Address

Home Address:
641 Boca Bay Drive
PO Box 755
Boca Grande, Florida 33921

Business Experience (1)
Principal – 1975–Present
Resources Investments Limited, L.L.C.
(real estate management and investment company)

Corporate Directorships of Public Companies
None

---

(1) No Corporation or entity referred to below is a parent subsidiary or other affiliate of the Company.

Information With Respect To the Proponent, Nominees and Other Participants

Information is being given herein for the Proponent, the Nominees, and such other employees, officers and associates of such individuals and entities, as may be deemed participants under federal security laws (collectively, the "Participants").

Beneficial Ownership of Common Stock

The information with respect to the Participants sets forth as of December 21, 2004, based on information provided by such persons, the number of shares of the Company's Common Stock, par value $.0001 per share (the "Shares"), which are held of record, beneficially owned or represented by proxy by the Participants or by any other stockholders of the Company known by such Participant to be supporting such nominee(s) on December 21, 2004 (the percentage of shares owned being based upon 13,236,089 shares outstanding on November 9, 2004, as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004).

Name and, if applicable, Address as it Appears on the Stock Transfer Books of the Company	Amount and Nature of Beneficial Ownership	Percent of Class
First Union Real Estate Equity and Mortgage Investments 7 Bulfinch Place Suite 500 Boston, MA 02114	1,119,600	8.46%
Michael L. Ashner(2)(3)	1,119,600	8.46%
Peter Braverman(2)(3)	1,119,600	8.46%
Steven Zalkind(4)	—	—

(1) 1,000 shares are held of record by First Union Real Estate Equity and Mortgage Investments with the balance owned beneficially in "street name" by CEDE & Co.
(2) Michael L. Ashner and Peter Braverman are executive officers of First Union Real Estate Equity and Mortgage Investments and therefore may be deemed to beneficially own all of the shares held by First Union Real Estate Equity and Mortgage Investments in the Company.
(3) The business address for each of Michael L. Ashner and Peter Braverman is 2 Jericho Plaza, Wing A, Suite 111, Jericho, New York 11753.
(4) The business address for Steven Zalkind is Resource Investments Limited, L.L.C., 4300 Haddonfield Road, Suite 314, Pennsauken, New Jersey 08109

Certain Proceedings

None of the Participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years. No Participant owns any shares of common stock of record but not beneficially. No Participant owns any securities of any subsidiary of the Company.

During the past two years, none of the Participants has borrowed or otherwise obtained funds for the purpose of acquiring or holding any securities of the Company.

During the past two years, the Participants listed above did not effect any sales of the Company's common stock and effected the following purchases of the Company's common stock, all of which were effected by the Proponent:

Date	Amount	Price per Share
August 17, 2004	70,000	$ 7.70
August 18, 2004	600	$ 7.83
August 19, 2004	29,300	$ 7.91
August 23, 2004	17,200	$ 8.06
August 24, 2004	32,200	$ 8.26
August 25, 2004	63,500	$ 8.28
August 30, 2004	13,700	$ 8.49
August 31, 2004	37,500	$ 8.56
September 1, 2004	176,600	$ 8.56
September 1, 2004	20,400	$ 8.61
September 2, 2004	47,300	$ 8.61
September 7, 2004	161,700	$ 8.66
October 4, 2004	2,000	$ 9.02
October 6, 2004	28,100	$ 9.16
October 7, 2004	30,000	$ 9.29
October 8, 2004	19,100	$ 9.19
October 12, 2004	25,000	$ 9.21
October 14, 2004	3,000	$ 9.01
October 19, 2004	100	$ 9.15
October 20, 2004	10,900	$ 9.11
November 5, 2004	14,000	$ 9.59
November 10, 2004	44,500	$ 9.61
November 11, 2004	46,000	$ 9.61
November 12, 2004	60,500	$ 9.65
November 15, 2004	66,400	$ 9.71
December 2, 2004	100,000	$ 10.00

Other than as discussed above, no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company.

No securities are owned by "associates" of any of the Participants as such term is used under Regulation 14A.

None of the Participants or any of such Participant's associates has any arrangement or understanding with respect to any future employment by the Company or any future transactions to which the Company will or may be a party, nor any material interest, direct or indirect, in any transaction which has occurred since December 31, 2003 or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000.

<u>CONSENT</u>

I, Michael L. Ashner, hereby consent (i) to serve as a director of Sizeler Property Investors, Inc. (the "Company") if elected at the 2005 Annual Meeting of the Company, and (ii) to be named in any proxy statement to be filed in conjunction with my nomination to the Board of Directors of the Company.

IN WITNESS WHEREOF, the undersigned has caused this Consent to be executed and delivered on this 17th day of December, 2004.

/s/ Michael L. Ashner
Michael L. Ashner

CONSENT

I, Peter Braverman, hereby consent (i) to serve as a director of Sizeler Property Investors, Inc. (the "Company") if elected at the 2005 Annual Meeting of the Company, and (ii) to be named in any proxy statement to be filed in conjunction with my nomination to the Board of Directors of the Company.

IN WITNESS WHEREOF, the undersigned has caused this Consent to be executed and delivered on this 17th day of December, 2004.

/s/ Peter Braverman
Peter Braverman

CONSENT

I, Steven Zalkind, hereby consent (i) to serve as a director of Sizeler Property Investors, Inc. (the "Company") if elected at the 2005 Annual Meeting of the Company, and (ii) to be named in any proxy statement to be filed in conjunction with my nomination to the Board of Directors of the Company.

IN WITNESS WHEREOF, the undersigned has caused this Consent to be executed and delivered on this 17th day of December, 2004.

/s/ Steven Zalkind
Steven Zalkind

The Times-Picayune
Thursday
March 10, 2005

Kenner firm is takeover target


Sidney Lassen
Sizeler head accused of not heeding suggestions

Board shake-up is key to move

By Greg Thomas
Real estate writer

A Boston firm with a track record of investing heavily in real estate investment trusts and then liquidating them is trying to oust the head of Sizeler Property Investors Inc. in Kenner.

First Union Real Estate Equity and Mortgage Investments, which has significantly increased its stake in Sizeler since December and now holds a 9.9 percent interest in the company, has been pressing Sizeler founder, chairman and chief executive Sidney Lassen to step down.

But Lassen has ignored the repeated requests, and Securities and Exchange Commission filings show that First Union is now proposing three new directors to the board of Sizeler, a company that invests in shopping centers and apartment complexes.

"If First Union's slate is elected (they will) seek to have the current chairman of Sizeler removed or replaced," First Union's SEC filings state. Lassen is, in fact, one of the three Sizeler board members with terms expiring in 2005. There are no term limits on directors.

First Union Chairman Michael Ashner and two others are proposed as new Sizeler board members. Another proposed director, First Union President Peter Braverman, said Wednesday that a shareholder vote on the new directors will take place at the company's annual meeting. That meeting has not yet been sc[illegible]uled but is expected to ta[illegible] lace by July.

Lassen and Sizeler Principal Operating Officer Thomas Masilla Jr. did not return phone calls for comment.

Sizeler shareholders are being notified by letters of

See SIZELER, C-5

If taken over, firm may be sold off

SIZELER, from C-1

the upcoming vote.

"We have attempted to offer incumbent management suggestions that would improve profitability, increase shareholder value and reduce corporate debt. Our suggestions have fallen on deaf and uncaring ears," First Union wrote in a letter to Sizeler shareholders Feb. 23. "Current management has behaved as if the company was their personal entitlement devoid of any sense of obligation or responsibility to their shareholder constituency."

The letter also makes clear that First Union is now Sizeler's largest shareholder.

First Union's Braverman said that his company has liquidated four other real estate investment trusts. In each of these cases, the assets of the trusts were sold and the shares were cashed in and retired. And Braverman did not rule out the eventual liquidation of Sizeler if First Union gains control.

If First Union wins the board changes it is seeking, it will look to increase shareholder value through either management changes, investment strategy or possible liquidation, all of which would required full board approval, Braverman said.

First Union, in SEC filings, has also accused Lassen and others of hiring private investigators to check out First Union executives.

Real estate investment trusts, called REITs, are publicly traded companies that own real estate properties, like apartments, retail centers, hotels, warehouses and office properties. Some REITs specialize in one real estate sector while many mix them up.

Sizeler, formed in 1986, owns 16 shopping centers and 15 apartment complexes in Louisiana, Alabama and Florida. Among its largest local holdings is North Shore Square mall in Slidell. First Union first began acquiring shares of Sizeler in August.

Sizeler's market capitalization is about $160 million. On Wednesday, its shares climbed 3 cents to close at $12.10, near its 52-week high.

•••••••

Greg Thomas can be reached at gthomas@timespicayune.com or (504) 826-3399

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

SIZELER PROPERTY INVESTORS, INC. 2542 Williams Boulevard Kenner, LA 70062, Plaintiff, v. FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS 7 Bullfinch Place Suite 500 P.O. Box 9507 Boston, Massachusetts 02114. Defendant.	Civil Action No.

COMPLAINT

Plaintiff Sizeler Property Investors, Inc. ("Sizeler"), by and through its undersigned attorneys, brings this action under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended by the Williams Act, 15 U.S.C. § 78m(d)-78m(e), to require Defendant First Union Real Estate Equity & Mortgage Investments ("First Union") to disclose the true nature of its purposes in acquiring Sizeler common stock. The basis for this action is First Union's violation, through its initial Schedule 13D filing and no less than eleven subsequent amendments, of Section 13 of the Exchange Act, 15 U.S.C. § 78m ("Section 13"), and the rules promulgated thereunder, 17 C.F.R. §§ 340.13d-1 – 13d.6 & 13d-101.

Specifically, First Union, through its President, who is also one of its nominees to the Sizeler board, announced in the press last week that it has concrete plans and purposes for acquiring Sizeler stock. Despite federal securities laws mandating disclosure of these plans under Section 13(d), First Union has failed to make the required disclosures in any of its twelve Schedule 13D filings. First Union's inaccurate, incomplete, and misleading Schedule 13D Item 4, Statement of Purpose of Transaction, thus violates the express requirements of federal securities laws designed to ensure that investors have the information necessary to make informed decisions based on complete, truthful, and accurate disclosures. In the absence of the required disclosure, First Union unlawfully leaves investors in the dark, to guess at its purposes based on press reports and other speculative market information, while First Union skirts the securities laws aimed at stopping just this type of misconduct.

Belying the cookie-cutter representations in its securities filings, First Union long has had plans to oust Sizeler management and liquidate its assets. As early as fall 2004, shortly after First Union filed its first Schedule 13D, Michael Ashner ("Ashner"), its chairman and chief executive officer, informed Sizeler of First Union's scheme. Among the purposes he alluded to were plans to oust Sizeler management and liquidate shopping center assets, if not all of Sizeler's real estate portfolio. Notwithstanding these well-formed plans and purposes, First Union maintained that its sole purpose was the generic "mak[ing] a profit on its investment." Rather than disclose its true intent, and contrary to its clear disclosure obligations under federal law, First Union filed a Schedule 13D and nine separate amendments, each intended to perpetuate its scheme to deceive and intimidate.

Finally, in the tenth amendment to its Schedule 13D, First Union alluded, for the first time, to one part of its scheme: its plan to change management. At no time, however, including in its tenth or eleventh amendments, did First Union reference any plan or purpose relating to liquidation of Sizeler assets.

First Union now appears to have given up any public pretense that it is dealing fairly and honestly with Sizeler stockholders. Two recent press reports, including one by the Times-Picayune, the leading newspaper in Sizeler's principal place of business, New Orleans, Louisiana, confirm that First Union has specific, undisclosed schemes far more insidious than revealed in its bland disclosures. The Times-Picayune article even quotes First Union's president as calling for the possible liquidation of Sizeler. These schemes, contrary to the letter and spirit of Section 13, have not seen the light of day in any securities filing.

Disclosure of First Union's purpose in acquiring a significant block of Sizeler stock is exactly the intent of Schedule 13D's Item 4, which specifically requires disclosure of any plans involving, among other things, a liquidation. Through twelve Schedule 13D filings, however, First Union continues to deny Sizeler stockholders even the most basic information to which they are entitled.

First Union instead leaves Sizeler stockholders with an inaccurate, incomplete, and misleading statement of purpose, while it does not hesitate to reveal to the press that it has plans far more concrete.

The materiality of First Union's deception is beyond question. As of March 2005, First Union had acquired 9.9% of Sizeler's outstanding common stock, making it Sizeler's largest single stockholder. Other stockholders well known to First Union and Ashner, most notably William Ackman, a long-time Ashner and First Union associate and now Sizeler's second-largest stockholder, also have purchased significant blocks of Sizeler stock in recent months. Any scheme to destabilize Sizeler and liquidate its assets thus is both serious and of the most material and fundamental importance to investors. It is difficult to imagine information more necessary for stockholders, or germane to an Item 4 disclosure, than the scheme of the largest stockholder to liquidate the Company. This is especially so in the context of First Union's present proxy battle to obtain seats on Sizeler's board.

For these reasons and as set forth more fully below, the Court should order that First Union cease violating Section 13 of the Exchange Act and the rules and regulations promulgated thereunder; file a Schedule 13D which completely, accurately, and truthfully complies with the disclosure requirements of Section 13(d); and refrain from undertaking any action -- including but not limited to soliciting proxies, exercising stockholder voting rights, or purchasing additional shares of Sizeler -- designed to change or affect control of Sizeler until sixty days following judgment and the filing of a complete, accurate, and true disclosure pursuant to Section 13(d).

Upon Sizeler's knowledge and otherwise upon information and belief and a review of the relevant filings with the Securities and Exchange Commission ("SEC"), for its complaint, Sizeler states and alleges the following:

PARTIES

1. Plaintiff, Sizeler, is a self-managed real estate investment trust ("REIT") incorporated in Maryland, with its principal place of business in Kenner, Louisiana.

2. A REIT such as Sizeler is a corporation that uses the pooled capital of many investors to purchase and manage real property. REITs offer several benefits over direct ownership of real property or ownership through a non-REIT corporation:

(i) Tax exempt status of REIT operations. A REIT pays no corporate income tax, as long as its activities meet statutory tests restricting its business to certain commercial real estate activities.

(ii) High liquidity. Unlike traditional investments in real estate, REITs may be publicly traded, as Sizeler is.

(iii) Diversification. REITs enable shared investments in a diverse portfolio of real estate. Sizeler, for instance, invests in shopping centers and apartment communities.

(iv) Low barriers to entry. The law does not require a minimum investment in shares of common stock of a REIT.

(v) Payment of dividends. REITs pay yields in the form of dividends no matter how their shares perform, because REITs must pay out at least 90% of their taxable income in the form of stockholder dividends to maintain tax-exempt status.

3. Sizeler owns and manages income-producing apartment and shopping center properties in the southeastern United States. Sizeler owns 32 properties, consisting of some 3,646 apartment units and 2.7 million square feet of total retail gross leasable area in shopping centers in Florida, Alabama, and Louisiana.

4. Sizeler's common stock and convertible debentures are publicly traded on the New York Stock Exchange under the symbol "SIZ." Sizeler is a reporting company under Section 12(b) of the Exchange Act. See 15 U.S.C. § 781(b).

5. Defendant, First Union, is a REIT, organized as a business trust in the state of Ohio, with its principal place of business at 7 Bullfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

6. According to defendant First Union's Schedule 13D filings, it is the beneficial owner of 9.9% of Sizeler's outstanding shares and is, therefore, Sizeler's largest single stockholder.

JURISDICTION AND VENUE

7. The claims asserted herein arise under Section 13(d) of the Exchange Act as amended, 15 U.S.C. §§ 78m, and the rules promulgated thereunder by the SEC, 17 C.F.R. §§ 240.13d-1 - 240.13d-5, 13d-101. The Court has subject matter jurisdiction over Sizeler's claims pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa and 28 U.S.C. § 1331 because the claims asserted arise under the securities laws of the United States.

8. Venue is proper in the District of Maryland under Section 27 of the Exchange Act, 15 U.S.C. § 78aa. See also 28 U.S.C. § 1391(b). At least one of the "act[s] or transaction[s] constituting the [securities] violation," including the dissemination of false and misleading information, occurred in Maryland. See 28 U.S.C. § 1391; see also 28 U.S.C. § 89(c); 15 U.S.C. § 78aa. Furthermore, Sizeler is a Maryland corporation, with stockholders who reside in Maryland.

9. The Court may exercise personal jurisdiction over each of the Defendants pursuant to 15 U.S.C. § 78aa, which provides for nationwide service of process.

STATUTORY FRAMEWORK

10. Section 13(d) was designed to allow investors an opportunity to learn of potential changes in corporate control and to evaluate these potential changes based on the timely disclosure of full, accurate, and truthful information.

Disclosures that are not full, accurate, and truthful subvert this purpose. Section 13(d)(1) thus, creates a duty to file truthful and complete Schedule 13Ds.

11. SEC Rule 13d-1, codified at 17 C.F.R. § 240.13d-1, requires that every beneficial holder of more than 5% of any registered class of voting equity securities file with the SEC a Schedule 13D. Schedule 13D is intended primarily to provide stockholders of an issuer with material information about actual and potential changes in voting control of the issuer. With certain exceptions not relevant here, in order to comply with Rule 13d-1(a), a stockholder must file a Schedule 13D within ten days after any acquisition that brings the stockholder above the 5% ownership threshold.

12. SEC regulations require that filers promptly update any filed Schedule 13D following a material change in circumstances:

> If any material change occurs in the facts set forth in the Schedule 13D (§240.13d-101) required by §240.13d-1(a), including but not limited to any material increase or decrease in the percentage of the class beneficially owned, the person or persons who were required to file the statement shall promptly file or cause to be filed with the [SEC] an amendment disclosing that change.

See 17 C.F.R. § 240.13d-2(a).

13. Schedule 13D requires the disclosure of extensive information as to the identity and background of the acquirer, the purpose and funding of the acquisition, and the acquirer's plans, agreements and understandings with respect to the issuer. See 17 C.F.R. § 13d1-101.

14. Under Item 4 of Schedule 13D, titled Purpose of the Transaction, a filer such as First Union must detail the reason or reasons the acquisition of securities is being made, including but not limited to, extraordinary corporate transactions, such as a reorganization, liquidation, a change in the composition of the Board, or a sale or transfer of a material amount of the assets of the issuer. The Schedule 13D instructions are clear:

> State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
>
> (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
>
> (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
>
> (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
>
> (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
>
> . . .
>
> (f) Any other material change in the issuer's business or corporate structure . . . ;
>
> . . .

(j) Any action similar to any of those enumerated above.

See 17 C.F.R. § 13d1-101 (emphasis added).

FACTUAL ALLEGATIONS

I. FIRST UNION RAPIDLY STOCKPILES SIZELER COMMON STOCK AND BECOMES SIZELER'S LARGEST STOCKHOLDER.

15. On September 8, 2004, First Union first disclosed its 5.07% ownership interest in Sizeler by filing with the SEC a Schedule 13D.

16. Over the next several months, First Union amended its Schedule 13D eleven times, on each occasion updating its ownership of Sizeler common stock.

17. First Union presently owns 9.9% of all outstanding Sizeler common stock and is its single largest stockholder, according to Item 5 of its March 9, 2005 Eleventh Amended Schedule 13D, and the letter attached thereto from First Union to Fellow Stockholders.

II. FIRST UNION FILES TWELVE FALSE, MISLEADING, AND INACCURATE SCHEDULE 13DS.

18. Item 4 of First Union's September 2004 Schedule 13D disclosed only the most generic and misleading information, while omitting all material information regarding First Union's purposes. It stated only that:

> First Union acquired the shares reported herein with a view to making a profit on its investment.

> In light of its investment objectives, First Union intends to consider appropriate methods of maximizing the value of the shares and, to the extent consistent with its investment objectives, stockholder value in general.

First Union did not reference in any way its scheme to oust Sizeler management or liquidate Sizeler assets.

19. On November 12, 2004, First Union filed its first amended Schedule 13D but did not change its false, misleading, and inaccurate Item 4 disclosure.

20. On November 16, 2004, First Union filed its second amended Schedule 13D but did not change its false, misleading, and inaccurate Item 4 disclosure.

21. On December 6, 2004, First Union filed its third amended Schedule 13D but did not change its false, misleading, and inaccurate Item 4 disclosure.

22. On December 21, 2004, First Union filed its fourth amended Schedule 13D, nominating three persons for election to Sizeler's board of directors but not otherwise changing its false, misleading, and inaccurate Item 4 disclosure or referencing its scheme to liquidate assets.

23. On January 10, 2005, First Union filed its fifth amended Schedule 13D but did not change its false, misleading, and inaccurate Item 4 disclosure.

24. On January 14, 2005, First Union filed its sixth amended Schedule 13D but did not change its false, misleading, and inaccurate Item 4 disclosure.

25. On January 20, 2005, First Union filed its seventh amended Schedule 13D but did not change its false, misleading, and inaccurate Item 4 disclosure.

26. On January 26, 2005, First Union filed its eighth amended Schedule 13D but did not change its false, misleading, and inaccurate Item 4 disclosure.

27. On February 1, 2005, First Union filed its ninth amended Schedule 13D but did not change its false, misleading, and inaccurate Item 4 disclosure.

28. On February 23, 2005, First Union filed its tenth amended Schedule 13D, partially updating but not materially changing its false, misleading, and inaccurate disclosure or referencing its scheme to liquidate assets. First Union revised its Schedule 13D Item 4 disclosure to include its intention to have Sizeler's Chairman of the Board removed. The disclosure did not, however, disclose other key plans or purposes of First Union, including substantial planned changes in Sizeler's real estate portfolio and a possible liquidation of Sizeler. Instead, First Union referred, without substantiation or apparent factual basis, to a "proven track record of increasing value for all stockholders." The February 23, 2005 Schedule

13D also attaches a vituperative and materially misleading letter to stockholders that only served to continue First Union's pattern of inaccurate and incomplete disclosures to investors.

29. On March 9, 2005, First Union filed its eleventh amended Schedule 13D but did not change its false, misleading, and inaccurate Item 4 disclosure or reference its scheme to liquidate assets.

30. As such, First Union has filed twelve Schedule 13Ds over six months but on each occasion and with each filing has failed to correct its initial false, misleading, and inaccurate disclosure or reference its true plans and purposes for Sizeler.

III. FIRST UNION PRIVATELY AND PUBLICLY ANNOUNCES THAT IT HAS DRAMATIC PLANS AND PURPOSES FOR SIZELER, NONE OF WHICH IT PREVIOUSLY HAD DISCLOSED, AS REQUIRED BY SECTION 13.

31. In fall 2004, Ashner, the chairman and chief executive officer of First Union, requested a meeting with Sidney W. Lassen ("Lassen"), Sizeler's chairman and chief executive officer. As a show of the Company's good faith, Lassen granted Ashner's request, hosted him in New Orleans, and even arranged a tour of Sizeler investment properties. In addition, Lassen and Ashner spoke by telephone on a number of occasions during fall 2004.

32. During their phone conversations and the fall 2004 meeting, Ashner demanded of Lassen that Ashner be appointed co-chief executive of Sizeler.

Ashner also declared to Lassen that First Union had plans for Sizeler, including the liquidation of retail properties, in favor of a portfolio made up entirely of residential apartment real estate. First Union to this date has not disclosed these plans and purposes in any of its twelve filed Schedule 13Ds.

33. On February 17, 2005, a newsletter titled "REIT Wrap" confirmed that First Union has concrete, undisclosed purposes for Sizeler. REIT Wrap advised investors to monitor First Union's holdings in Sizeler and reported that First Union had immediate plans to liquidate Sizeler:

> Ashner's latest 'crusade' is a proxy fight with Sizeler's Sidney Lassen. Ashner has proposed an alternate slate of directors, and several sources told us that should Ashner's slate prevail, they expect one of the first things Ashner and his slate would push for is a sale of Sizeler's retail assets.

See Exhibit A. In light of the congruity between this description and Ashner's previous conversations with Lassen, REIT Wrap's undisclosed sources would appear, on information and belief, to include Ashner or sources close to Ashner. First Union has not disclosed these plans and purposes in any of its twelve Schedule 13Ds.

34. On or about March 10, 2005, Peter Braverman ("Braverman"), president of First Union and one of its nominees to Sizeler's board, personally confirmed First Union's concrete, undisclosed purposes for Sizeler. The Times-Picayune, New Orleans, Louisiana's leading newspaper, reported First Union's scheme to oust management and liquidate Sizeler assets, as follows:

> A Boston firm with a track record of investing heavily in real estate investment trusts and then liquidating them is trying to oust the head of Sizeler Property Investors Inc. in Kenner.
>
> First Union's Braverman said that his company has liquidated four other real estate investment trusts. In each of these cases, the assets of the trusts were sold and the shares were cashed in and retired. And Braverman did not rule out the eventual liquidation of Sizeler if First Union gains control.
>
> If First Union wins the board changes it is seeking, it will look to increase stockholder value through either management changes, investment strategy or possible liquidation, all of which would require full board approval, Braverman said.

See Exhibit B. Although First Union tipped its hand to the press, it has not disclosed the substance of its plans and purposes in any of its twelve filed Schedule 13Ds.

35. First Union's aggressive and potentially destructive purposes, as announced by Braverman, are exactly the type of purposes that must be disclosed under Section 13D. Only with the benefit of information of this sort can investors make informed investment and voting decisions. Foremost among these decisions is the proxy contest First Union has launched to impose its scheme on Sizeler by taking control of its board, beginning with the election of three First Union nominees at the 2005 annual meeting.

36. Despite the uncontestable materiality of First Union's purposes, on March 9, 2005, First Union filed its eleventh amended Schedule 13D, again failing to so much as allude to its purposes with respect to liquidation of assets.

37. Thus, First Union's Schedule 13Ds fail the disclosure requirements of Section 13 by failing to disclose the plans and purposes that Ashner alluded to in his fall 2004 meeting with Lassen, as corroborated first by undisclosed REIT Wrap sources and, most recently, by statements to the press by First Union's own president.

FIRST CAUSE OF ACTION

Violations of Section 13(d) of the Securities Exchange Act, 15 U.S.C. § 78m

38. Plaintiff repeats and realleges each and every allegation contained in paragraphs 1 - 37 as if fully set forth herein.

39. Section 13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and Rule 13d-1(a), 17 C.F.R. § 240.13d-1(a), require that "any person who, after acquiring directly or indirectly the beneficial ownership of any equity security of a class which is specified in paragraph (i) of this section, is directly or indirectly the beneficial owner or more than five percent of the class shall, within ten days after the acquisition, file with the Commission, a statement containing the information required by Schedule 13D." (Emphasis supplied).

40. First Union violated the Exchange Act and the rules promulgated thereunder twelve separate times by failing to report its schemes, plans, and purposes for, among other things, a change of control and management of Sizeler and a liquidation of Sizeler's assets, which information must be disclosed in response to Item 4 on First Union's Schedule 13Ds.

41. The Exchange Act requires that First Union file a complete and accurate Schedule 13D, detailing not only its acquisitions but the purpose and nature of its beneficial ownership in Sizeler stock.

42. As a result of First Union's violations of Section 13(d) and the rules promulgated thereunder, Sizeler, its stockholders, and the investing public have been, are being, and, absent injunctive relief by the Court, will continue to be irreparably harmed to the extent they are deprived of material information necessary to making informed investment and voting decisions concerning Sizeler shares.

43. By reason of the foregoing, First Union has violated Section 13(d), 15 U.S.C. § 78(m)(d) and Rule 13d-1, et seq., promulgated thereunder, 17 C.F.R. § 240.13d-1, et seq.

44. Unless First Union is enjoined, Sizeler and its stockholders will be irreparably harmed.

45. Sizeler has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff Sizeler Property Investors, Inc. respectfully requests that the Court enter a judgment, requiring that Defendant First Union Real Estate Equity & Mortgage Investments and any persons or entities controlled by it, acting in concert with it, or acting with it for the purpose of acquiring, holding, voting, or disposing of common stock of Sizeler Property Investors, Inc.:

a. Cease violating Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder;

b. File, within three days from the entry of judgment, a Schedule 13D which completely, accurately, and truthfully complies with the disclosure requirements of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder;

c. Refrain from exercising any rights, including but not limited to voting rights and any right to request a stockholder meeting, pursuant to their ownership of common stock of Sizeler until sixty days following First Union's filing of a complete, accurate, and true disclosure pursuant to Section 13(d); and

d. Refrain from undertaking any action -- including but not limited to soliciting proxies, exercising stockholder voting rights, or purchasing additional shares of Sizeler -- designed to change or affect control of Sizeler until sixty days following First Union's filing of a complete, accurate, and true disclosure pursuant to Section 13(d).

Sizeler further respectfully requests that the Court award its costs and expenses in this action, as well as all other and further relief as the Court may deem just and proper.

Respectfully submitted,

HOGAN & HARTSON L.L.P.



Mark D. Gately (#00134)
Mark S. Saudek (#23963)
111 South Calvert Street
Suite 1600
Baltimore, MD 21202
Telephone: (410) 659-2700
Facsimile: (410) 539-6981

Attorneys for Plaintiff,
Sizeler Property Investors, Inc.

Date: March 15, 2005

REIT PORTFOLIO FLASH
FRIDAY, FEBRUARY 25, 2005 -- 2:21 P.M. ET

FIRST UNION'S SLUG O' CASH

First Union (FUR) announced this morning that it sold 3.46 million cumulative convertible shares (non-registered) in a private placement to a group of institutional investors, raising $91 million. FUR added that the shares are entitled to cumulative dividends at a minimum rate of 6.5% and the shares will be convertible into common shares at $4.50, subject to anti-dilution adjustments.

We believe the shares were sold to a handful of savvy investors, including New York hedge funds and Kimco (KIM recently purchased 1 million FUR common shares, also in a private placement.) The buyers (i.e., the hedge
funds) reportedly are precluded from shorting FUR's common shares.

The deal was handled by CS First Boston and reportedly was substantially oversubscribed. One source told us that CSFB had to twist Michael Ashner's (FUR's CEO) arm to expand the deal. "CSFB could have raised even more, but Ashner cut it off at $90 million," the source said.

We believe this latest "shot of money" confirms our view (see, REIT Wrap, February 17) of FUR as a " REIT diamond in the rough." Based on our conversations with several sources familiar with the latest private placement, we believe the latest crop of investors were drawn to FUR because it offers the opportunity to invest alongside Ashner. (As we noted in our February 17 note, Ashner is contractually obligated to conduct all of his real estate investment activities on a going-forward basis through FUR). Ashner is part of a group of investors (again, a savvy group) that owns 10 million FUR shares; Ashner personally owns roughly 3 million shares.

FUR should be viewed as an opportunity fund in a public REIT wrapper (i.e., it ain't a widows and orphans investment). Ashner's track record as a private real estate investor, as underscored in our February 17 note, is impressive. We expect FUR to start paying a dividend later this year.
We expect Ashner to pay no more than he has to, since he reportedly believes that he can earn opportunity fund-like returns (generally) on retained capital. Down the road, as we noted previously, we expect FUR to become self-advised.

FUR is a micro-cap REIT. Average 90-day trailing volume is just shy of 52,000 shares per day. Year-to-date, the stock is up roughly 15%. Last we checked, it was up 2.13% today, or 9 cents, to $4.32.

We reiterate our Buy rating on the shares.

===

Our mailing address is Box 1188, Novato, CA 94948-1188

The Times-Picayune
Thursday March 10, 2005

Kenner firm is takeover target



Sidney Lassen
Sizeler head accused of not heeding suggestions

Board shake-up is key to move

By Greg Thomas
Real estate writer

A Boston firm with a track record of investing heavily in real estate investment trusts and then liquidating them is trying to oust the head of Sizeler Property Investors Inc. in Kenner.

First Union Real Estate Equity and Mortgage Investments, which has significantly increased its stake in Sizeler since December and now holds a 9.9 percent interest in the company, has been pressing Sizeler founder, chairman and chief executive Sidney Lassen to step down.

But Lassen has ignored the repeated requests, and Securities and Exchange Commission filings show that First Union is now proposing three new directors to the board of Sizeler, a company that invests in shopping centers and apartment complexes.

"If First Union's slate is elected (they will) seek to have the current chairman of Sizeler removed or replaced," First Union's SEC filings state. Lassen is, in fact, one of the three Sizeler board members with terms expiring in 2005. There are no term limits on directors.

First Union Chairman Michael Ashner and two others are proposed as new Sizeler board members. Another proposed director, First Union President Peter Braverman, said Wednesday that a shareholder vote on the new directors will take place at the company's annual meeting. That meeting has not yet been sc[illegible]uled but is expected to t[illegible] [illegible]lace by July.

Lassen and Sizeler Principal Operating Officer Thomas Masilla Jr. did not return phone calls for comment.

Sizeler shareholders are being notified by letters of

See SIZELER, C-5

If taken over, firm may be sold off

SIZELER, *from C-1*

the upcoming vote.

"We have attempted to offer incumbent management suggestions that would improve profitability, increase shareholder value and reduce corporate debt. Our suggestions have fallen on deaf and uncaring ears," First Union wrote in a letter to Sizeler shareholders Feb. 23. "Current management has behaved as if the company was their personal entitlement devoid of any sense of obligation or responsibility to their shareholder constituency."

The letter also makes clear that First Union is now Sizeler's largest shareholder.

First Union's Braverman said that his company has liquidated four other real estate investment trusts. In each of these cases, the assets of the trusts were sold and the shares were cashed in and retired. And Braverman did not rule out the eventual liquidation of Sizeler if First Union gains control.

If First Union wins the board changes it is seeking, it will look to increase shareholder value through either management changes, investment strategy or possible liquidation, all of which would required full board approval, Braverman said.

First Union, in SEC filings, has also accused Lassen and others of hiring private investigators to check out First Union executives.

Real estate investment trusts, called REITs, are publicly traded companies that own real estate properties like apartments, retail centers, hotels, warehouses and office properties. Some REITs specialize in one real estate sector while many mix them up.

Sizeler, formed in 1986, owns 16 shopping centers and 15 apartment complexes in Louisiana, Alabama and Florida. Among its largest local holdings is North Shore Square mall in Slidell. First Union first began acquiring shares of Sizeler in August.

Sizeler's market capitalization is about $160 million. On Wednesday, its shares climbed 3 cents to close at $12.10, near its 52-week high.

•••••••

Greg Thomas can be reached at gthomas@timespicayune.com or (504) 826-3399

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 15)

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, Par Value $.0001 per share

(Title of Class of Securities)

830137-10-5

(CUSIP Number of Class of Securities)

Carolyn Tiffany
First Union Real Estate Equity and Mortgage Investments
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114
(617) 570-4614

David J. Heymann
Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A
Suite 111
Jericho, New York 11753
(516) 681-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 830137-10-5 13D/A

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657	
2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |_|
3.	SEC Use Only	
4.	Sources of Funds * WC	
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)	|_|
6.	Citizenship or Place of Organization Ohio	

Number of Shares Beneficially Owned by Each Reporting Person With		
	7.	Sole Voting Power 1,400,300
	8.	Shared Voting Power - 0 -
	9.	Sole Dispositive Power 1,400,300
	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,300 Shares	
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	|_|
13.	Percent of Class Represented by Amount in Row (11) 8.73%	
14.	Type of Reporting Person* OO	

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 15 amends certain information contained in the Schedule 13Dfiled by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, and as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

First Union purchased an additional 20,000 Shares on March 21, 2005 for an aggregate purchase price of $239,000, which funds were provided from the working capital of First Union.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

On March 22, 2005, First Union issued a press release announcing that in light of recent actions of the Board of Directors of the Issuer, First Union has formulated its own preliminary plans and proposals with respect to the Issuer. In this regard, the press release announced that First Union is now giving serious consideration to the one or more strategic proposals for Sizeler which would include its sale or liquidation pursuant to a plan of liquidation that would require shareholder approval or at a minimum the sale of certain non-core assets. First Union would agree that any such sale or liquidation would provide that neither it nor its affiliates would acquire any of the assets or receive any real estate brokerage commission or similar fee in connection with such sales. Further, First Union would propose corporate governance changes to eliminate Sizeler's staggered board, "poison pill" and executive golden parachutes, all of which assist in ensuring management entrenchment.

A copy of the Press Release is attached as Exhibit 12 hereto and is incorporated herein by reference.

In addition, First Union will continue to resist the Issuer's attempts to deny its shareholders a choice by trying to stop First Union from seeking proxies or voting its shares for a period of time during which the Issuer will presumably schedule its next annual meeting of shareholders.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) As of the close of business on March 21, 2005, First Union directly owns 1,400,300 Shares representing 8.73% of the total outstanding Shares. The foregoing is based upon 16,045,000 Shares outstanding which represents the number of shares reported outstanding in the Issuer's most recently filed report on Form 10-K together with the 2,649,000 additional Shares issued on March 15, 2005.

(b) First Union has the sole power to vote and dispose of 1,400,300 Shares owned by First Union.

(c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union and not previously reported. All such transactions were purchases effected by First Union on the open market.

Date	Number of Shares	Price Per Share
March 21, 2005	20,000	$11.95

(d) Not applicable

(e) Not applicable

Item 7. Materials to be Filed as Exhibits.

Exhibit 12. Press Release issued March 22, 2005.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2005

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By: /s/ Peter Braverman

Peter Braverman
President

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY
Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS CRITICIZES RECENT ACTIONS BY SIZELER PROPERTY INVESTORS MANAGEMENT; SETS FORTH PRELIMINARY PROPOSALS WITH RESPECT TO SIZELER

Boston, Massachusetts- March 22, 2005- First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) announced today that in light of recent actions of the Board of Sizeler Property Investors, Inc. (NYSE:SIZ) indicating a management more interested in personal entrenchment than shareholder value, First Union sees no alternative but to formulate its own preliminary plans and proposals with respect to Sizeler. First Union believes that the recent below-market stock sale by Sizeler and Sizeler's almost immediate commencement of an action seeking court declaration that the stock sale was not fraudulent, are indications that the principal concern of Sizeler management is entrenchment rather than in taking actions designed to enhance shareholder value. First Union noted that the stock sale was allegedly made based on a strategic "plan" adopted by the Board in August 2004, a "plan" never disclosed to shareholders in any of Sizeler's required filings with the Securities and Exchange Commission prior to the day that the stock sale was approved. Indeed, on the very day that the stock sale was approved, Sizeler filed its annual report with the SEC without a single reference to the stock sale that was to close the next day.

First Union also noted that it is disappointed that Sizeler has not yet announced the date of its next annual meeting of shareholders, despite the fact that in prior years the meeting would have already been announced by this date. First Union believes that this delay is further evidence of Sizeler management's plan to entrench itself at the expense of shareholders.

First Union is now giving serious consideration to one or more strategic proposals for Sizeler which would include its sale or liquidation pursuant to a plan of liquidation that would require shareholder approval or, at a minimum the sale of certain non-core assets. First Union would agree that any such sale or liquidation would provide that neither it nor its affiliates would acquire any of the assets or receive any real estate brokerage commission or similar fee in connection with such sales. Further, First Union would propose corporate governance changes to eliminate Sizeler's staggered board, "poison pill" and executive golden parachutes, all of which assist in ensuring management entrenchment.

Peter Braverman, the President of First Union stated "it is unfortunate that Sizeler's Board and management has elected to spend company money and use its efforts to attempt to deny shareholder choice instead of enhancing shareholder value."

First Union also announced that it had increased its ownership interest in Sizeler to 1,400,300 or 8.73% of the outstanding common shares at the close of business on March 21, 2005.

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler's 2005 Annual Meeting of Stockholders. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.

The Times-Picayune

Sizeler suitor's history volatile

First Union fought takeover 7 years ago

Sunday, March 27, 2005
By Greg Thomas
Real estate writer

Sizeler Property Investors is a quiet, publicly traded real estate company in Kenner that has rarely garnered notice from Wall Street since going public in 1986.

But the real estate investment trust is now a very bright blip on the radar screen of a Boston investment company attempting a hostile takeover of Sizeler and its $300 million real estate portfolio.

First Union Real Estate Equity and Mortgage Investments, which has been acquiring shares of Sizeler since September and is now the company's largest stockholder, is trying to oust Sizeler management and possibly liquidate the real estate investment trust, or REIT.

First Union Chairman and CEO Michael Ashner said Thursday that liquidation was emerging as the more likely plan, saying Sizeler's properties have far more value individually than the company as a whole.

That means Sizeler, with 130 employees, 2.7 million square feet of retail space and 3,700 apartments in three states, may very well cease to exist if First Union manages to persuade Sizeler shareholders to go along with its plan. The shareholder vote would take place at Sizeler's annual meeting, which has not yet been scheduled.

Henry Kahn, a Baltimore attorney representing Sizeler, said Ashner has "taken over other companies and litigated them to disadvantageous results to investors. He's a typical slash-and-burn liquidator."

Ashner acknowledges that liquidation is what his firm does.

"In a liquidation, no one is as good at it as we are," said Ashner, who has already dissolved four REITs. "We manage them well, we price them well, we get the shareholders what they want -- boom -- we move on, if we're successful.

It's no surprise that First Union knows so much about liquidation. First Union was itself the subject of a hostile takeover seven years ago.

In 1998 William Ackman, a Harvard University graduate and a successful hedge fund manager, waged a costly, protracted and successful fight to gain control of First Union. It was the nation's first hostile takeover of a REIT.

Ackman took over First Union, liquidated all its properties and merged the collapsed company with the subsidiary of another of Ackman's businesses.

But in a blistering 2002 legal battle, disgruntled First Union shareholders sued Ackman and First Union, stopping the merger.

The next year, Ackman sold his interests and left First Union to found an entirely separate business.

As Ackman departed First Union, Ashner bought into the company, taking it over in December 2003.

Similar circumstances

Some of the issues raised in Ackman's takeover of First Union are resurfacing as the company makes a bid for Sizeler.

Both takeover attempts began when the acquiring company started quietly accumulating shares of its target. Ackman acquired 9.7 percent of First Union's shares, the limit any single stockholder could control under First Union's bylaws.

Sizeler caps the amount of shares any single entity can hold at 9.9 percent, and First Union owned exactly that percentage until March 15, when Sizeler issued $2.6 million in new shares. It now owns 8.73 percent of the company. Sizeler executives, officers and board members control 5.3 percent of outstanding Sizeler shares.

First Union has said the shares were issued to dilute its ownership stake. But Sizeler founder Sidney Lassen says the stock issue was part of a strategic plan to pay down debt.

U.S. Securities and Exchange Commission laws also require large investors taking control of 5 percent or more of a firm's shares to disclose whether they are working with a group of other investors. Kahn says First Union has broken that rule in its pursuit of Sizeler.

"It certainly appears there have been frequent communications among a group of investors," Kahn said.

That's because another large investor also has began snatching up shares of Sizeler, and that investor is none other than William Ackman. Ackman is now Sizeler's second-largest shareholder, with control of 7.11 percent of the company's shares.

And it's the presence of Ackman, doing business as Pershing Square LP and Ackman Family LP, that most concerns Sizeler management.

Sizeler executives see an obvious link between Ackman and Ashner. But Ashner denies any relationship, plan or agreement between himself or Ackman.

"There is not now, nor has there ever been, a written or oral plan -- no eye wink -- nothing in respect to this company at all," Ashner said.

Ashner said he has run into Ackman socially on and off for 10 to 12 years, "but I don't think we've ever done any business directly."

The fight over an alleged consortium of investors bent on taking over a company is all to familiar to Cleveland lawyer Mary Ann Jorgenson, who was corporate counsel for First Union when Ackman was pushing to take over that company.

In court, Jorgenson "pushed hard that (Ackman and others) were a group (pushing) to have 40 percent" control of First Union's stocks.

Jorgenson said it can be very difficult for an attorney to make a case that various investors are working together.

"It's very hard to prove people are acting under any kind of agreement that isn't written. They'll deny it and you can't prove it," Jorgenson said.

Jorgenson also said it is easy for aggressor companies to slowly build their ownership stake in a takeover target.

"People like these guys (Ackman and Ashner) are clever at coming in and manipulating the opportunities," she said.

And shareholders of companies such as Sizeler that are being pursued rarely stand up to the aggressor, Jorgenson said.

Some boons in merging

Wade Ragas, a professor of finance at the University of New Orleans and director of the university's Real Estate Market Data Center, said he has seen many small REITs benefit from merging with a larger REIT.

"The very small REITs the size of Sizeler have benefited from merging with larger entities if they were interested in maximizing shareholder value and minimizing the operation costs of a firm," Ragas said. "It's not an unusual view to attempt to merge and obtain more scales of economics. Anything under $500 million to $600 million in assets is too small to operate in the legal environment we're at today."

And he sees why the likes of Ashner and Ackman may see Sizeler as a prize.

"Sizeler stock has never reflected the liquidation value of the properties they hold," Ragas said.

The National Association of Real Estate Investment Trusts defines a REIT as a company that owns and usually manages income-producing real estate. There are 180 publicly traded REITs in the nation with total assets of $375 billion.

The vast majority -- 97 percent -- are members of the national REIT association. Sizeler, however, is not a member and does not share industry data, a spokesman for the Washington, D.C., organization said.

However, it is clear that the growth in the value of Sizeler shares, like shares of REITs across the nation, has surpassed the rest of the market in recent years.

Last year, shares in REITs climbed 30.4 percent compared with a 10.9 percent increase in the S&P 500. Sizeler shares rose 17.6 percent in 2004.

Since suspicions of First Union's interest in taking over the Kenner REIT first arose, Sizeler's stock has soared. Since October, Sizeler shares have climbed 43 percent to close at $12.01 on Thursday.

And Lassen, for his part, is determined to save Sizeler. "In the past 18 or so years the company has been successful in building an asset base of $75 million to $300 million. And the company has been upgrading apartment units, sold a major shopping center to pay down debt and has increased occupancy in both sectors," Lassen said.

. . . .

Greg Thomas can be reached at gthomas@timespicayune.com or (504) 826-3399

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 18)

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, Par Value $.0001 per share

(Title of Class of Securities)

830137-10-5

(CUSIP Number of Class of Securities)

Carolyn Tiffany
First Union Real Estate Equity
and Mortgage Investments
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114
(617) 570-4614

David J. Heymann
Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A
Suite 111
Jericho, New York 11753
(516) 681-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

qNote: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP NO. 830137-10-5 13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |_|
3	SEC USE ONLY	
4	SOURCE OF FUNDS* WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,415,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,415,300
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,300 Shares	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.82%	
14	TYPE OF REPORTING PERSON* OO	

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 18 amends certain information contained in the Schedule 13Dfiled by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc., ("Sizeler") as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to Schedule 13D dated March 23, 2005, and as further amended by Amendment No. 17 to Schedule 13D dated March 24, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

On March 28, 2005, First Union issued a press release that provides the text of an open letter to Sizeler shareholders addressing certain claims made by Sizeler in their previous press releases. A copy of the press release is attached hereto as Exhibit 15 and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 15. Press Release of First Union dated March 28, 2005.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2005

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By: /s/ Peter Braverman

Peter Braverman
President



FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS (FUR)

7 BULFINCH PLACE
SUITE 500 PO BOX 9507
BOSTON, MA 02114
617. 570.4614
http://www.firstunion-reit.net/

EX-15

PRESS RELEASE OF FIRST UNION DATED 03/28/2005.
DFAN14A Filed on 03/28/2005



Exhibit 15

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY
Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
SETS THE RECORD STRAIGHT
OPEN LETTER TO SHAREHOLDERS OF SIZELER PROPERTY INVESTORS

Boston, Massachusetts- March 28, 2005- First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) released today the following letter to its fellow shareholders in Sizeler Property Investors, Inc. (NYSE:SIZ):

Dear Fellow Shareholders of Sizeler Property Investors, Inc.,

Previously, we indicated that we would seek to convince our fellow shareholders to elect our slate of directors based on the fundamental issue of our proposals to shareholders in contrast to management's track record and behavior. In so doing, we would reject the use of private investigators or similar tactics. To that end, we wish to add that we also will try to avoid the use of unnecessary invective, hyperbole, innuendo and unfounded allegations. We, however, feel compelled to set the record straight and respond directly to misleading and/or false statements we believe have been made by management in an attempt to detract from the issue at hand. In this regard, we wish to state for the record the following:

- We have not "retreated" from our intention to have a court rule on the propriety of the recent below market sale of 20% of the Company's then outstanding common shares to four investors, including a long time supporter of management. In fact, nothing could be further from the truth. The initial action we filed in Maryland State court was to seek a temporary restraining order preventing the sale from occurring. Unfortunately, the court denied our motion, not on the underlying merits, but because the action had become moot as the sale had already in fact occurred unbeknownst to shareholders including ourselves. In the judge's view, this rendered the remedy sought inappropriate. He expressly stated, however, that he had "grave concerns" with management's conduct and that our case had merit-but that he could not grant the remedy sought (a temporary restraining order) because the stock sale had already closed. The action is continuing in Federal court where we will aggressively pursue a legal determination that the Sizeler Board acted contrary to the interests of Sizeler shareholders in the stock transaction. Simply put, we believe this was a dilutive transaction with no near term justification unless its perpetrators believe Sizeler's common stock is worth less than $10.75 a share. Since we do not believe in happenstance, we can only infer the transaction's timing as well as the inclusion of a favored shareholder in the transaction was designed to entrench management in light of our proposal to nominate directors for election at the next meeting of shareholders.

- Addressing our supposed 13D violation concerning our intentions with respect to Sizeler, these intentions have developed over a long period driven in large measure by the recent self-serving conduct of management. We recognize that any proposal we make is of great concern to all shareholders and we will not be rushed to judgment. Having said this, we reaffirm our recent statement that our core proposal will likely be to seek a shareholder approved sale or liquidation of Sizeler with the proceeds to be distributed to all shareholders. Throughout this process, we will commit not to acquire any of Sizeler's properties either directly or indirectly. All sales would be to non-affiliated third party buyers. Moreover, neither we nor anyone affiliated with us will be paid any real estate commission or similar fees. In this regard, we note that shareholders have still not received an answer to the questions we asked management two months ago-did anyone affiliated with management receive any direct or indirect compensation in connection with the sale of Lakeview Club Apartments in January 2005?

- For the second time, I will repeat there is not now nor has there ever been an explicit or implicit, written or verbal, understanding between us and any third party, including William Ackman and any of his affiliates with respect to Sizeler or its securities. Moreover, neither I nor any of my affiliates purchased one share of stock in First Union either directly or indirectly from William Ackman or any of his affiliates. All of the First Union common shares that we directly and indirectly own were acquired either through a public tender offer or directly from First Union in a transaction approved by its then Board of Directors at a 30% premium (not a 10% discount) to the trading price of the stock prior to announcement of the transaction and more than five months after Ackman had sold his shares back to First Union.

- Finally, as to the allegation that I had sought to be co-CEO of Sizeler, nothing could be further from the truth. Let me be clear on this point, I would never serve in such a capacity with this management team.

If one looks at the facts and compares them to management's mischaracterizations of them, one can only conclude that management's lack of credibility is consistent with both their track record and proclivity for abusive entrenching transactions.

Before concluding, we have two questions for management. Why do you continue to delay setting the date for the annual meeting? Are there more dilutive shareholder detrimental transactions afoot? Let's stop the nonsense and let the shareholders vote on the merits of your track record and behavior versus the strategic proposals we ultimately make.

We welcome all shareholder questions, comments and inquiries. Please feel free to contact me at (516) 822-0022.

Sincerely,

Michael L. Ashner
Chief Executive Officer
First Union Real Estate Equity and
Mortgage Investments

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler's 2005 Annual Meeting of Stockholders. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

SIZELER PROPERTY INVESTORS, INC., et al., Plaintiffs, v. FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS, Defendant.	)	CIVIL ACTION NO. 1:05-cv-718
FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS, Counterplaintiff, v. SIZELER PROPERTY INVESTORS, INC., J. TERRELL BROWN, WILLIAM G. BYRNES, HAROLD B. JUDELL, SIDNEY W. LASSEN, THOMAS A. MASILLA, JR., JAMES W. MCFARLAND, RICHARD L. PEARLSTONE, JAMES ROBERT PELTIER, and THEODORE H. STRAUSS, Counterdefendants.	)	

COUNTERCLAIMS

Defendant/Counterplaintiff First Union Real Estate Equity and Mortgage Investments ("First Union"), by its attorneys and pursuant to Rule 13(e) of the Federal Rules of Civil Procedure, brings these Counterclaims against Plaintiffs/Counterdefendants Sizeler Property Investors, Inc. ("Sizeler") and J. Terrell Brown, William G. Byrnes, Harold B. Judell, Sidney W. Lassen, Thomas A. Masilla, Jr., James W. McFarland, Richard L. Pearlstone, James

Robert Peltier, Theodore Strauss (collectively for the individuals, the "Directors and Officers") and states as follows:

1. First Union hereby incorporates fully the answers and averments contained in its Answer to Amended Complaint, filed with the Court on March 25, 2005 (the "Answer").

2. The context of these counterclaims is detailed in the introduction to First Union's Answer. By way of brief summary, on February 23, 2005, First Union, a New York Stock Exchange listed real estate investment trust ("REIT"), filed an amended Schedule 13D disclosure with the SEC which announced that if elected, First Union's slate of candidates for Sizeler's Board "will act to remove the Company's longtime chairman, Sidney Lassen and replace him with an experienced Chief Executive Officer and management team whose primary concern will be increasing shareholder value." At the time First Union was a substantial and increasingly large stockholder (by March 13 it held 9.9% of Sizeler's common stock and was its largest stockholder), and First Union's announcement triggered a series of actions by Sizeler and its Board. One of those was the March 2005 Stock Transaction that is the subject of Plaintiffs'/Counterdefendants' declaratory judgment action. In that transaction, Sizeler omitted required disclosures from its SEC filings presumably so as to avoid providing stockholders with advance notice of the transactions. It then issued to four purchasers, with barely an hour's notice to the public, freely tradable stock equivalent to about 20% of its stock then outstanding at an 11% discount to market price. As set forth in First Union's Answer, the circumstances surrounding that transaction strongly suggest that it was effectuated to further the Board's aim to entrench themselves, and not for legitimate purposes.

3. Now, in violation of Maryland corporate law, and in apparent furtherance of its Board's entrenchment aim, Sizeler has most recently refused:

(a) to schedule its 2005 annual stockholder meeting, at which three of its nine board seats, including that held by its chairman and chief executive officer, will be up for election.

(b) to provide First Union with Sizeler's list of non-objecting beneficial owners of its common stock. Because in many instances non-objecting beneficial owners of stock are not the stockholders of record, having a list of non-objecting beneficial owners is critical to First Union's ability to communicate with stockholders about the upcoming contested board election.

The Sizeler 2005 Annual Stockholder Meeting

4. Section 2-501(a) of the Maryland General Corporation Law requires that "[e]ach corporation shall hold an annual meeting of its stockholders to elect directors and transact any other business within its powers."

5. Section 2-501(c) of the Maryland General Corporation Law further requires that the meeting be held:

> (i) At the time provided in the bylaws; or
>
> (ii) If the bylaws specify a period not exceeding 31 days during which the meeting may be held, at a time within that period set by the board of directors.

Sizeler's bylaws do not set a time or a 31 day period for the annual meeting. Instead, the bylaws delegate the authority to schedule the annual meeting to the Chairman of the Board. A copy of Sizeler's bylaws is attached hereto as Exhibit 1.

6. Since 1995 Sizeler has held its annual stockholder meeting on the first or second Friday in May, thereby conforming in practice, if not in form, with Section 2-501(c) of the Maryland General Corporation Law.

7. Section 2-504 (a) of the Maryland General Corporation Law requires that stockholders be given "not less than 10 nor more than 90 days" notice before a stockholder meeting.

8. Rule 401.01 of The New York Stock Exchange (NYSE) Listed Company Manual, which applies to companies listed on the NYSE, like Sizeler, states:

> There is no Exchange requirement relating to the interval between the end of a company's fiscal year and the date of its annual meeting of shareholders. However, the Exchange believes that **the annual meeting should be held within a reasonable interval after the close of the fiscal year** so that the information in the annual report is relatively timely. (emphasis added)

9. Sizeler's fiscal year ends on December 31 of each year. Sizeler filed its Form 10-K Annual Report for the financial year ending December 31, 2004 with the SEC on March 14, 2005 and filed an Amended Form 10-K on March 17, 2005.

10. On March 15, 2005, Sizeler represented to the Circuit Court for Baltimore City that it would provide 60 days notice to stockholders of its 2005 Annual Meeting. At that time Sizeler had not provided notice of the 2005 Annual Meeting or set the record date for the meeting.

11. On March 24, 2005, First Union requested by letter that Sizeler "advise [it] and all stockholders when in early May, consistent with Sizeler's past practice, it will schedule its annual meeting." First Union further noted in its letter that the second Friday in May was already less than 60 days away. First Union's March 24 letter is attached hereto as Exhibit 2.

12. On March 25, 2005, Sizeler responded to First Union's letter and acknowledged that it "has not yet set a meeting date." Sizeler's response letter confirmed that it would provide "60 days' notice of the date of its 2005 annual meeting of stockholders" and asserted its "intention to call its convertible debentures on or after May 1, 2005 and the decision to set a meeting will respect the interests of converting debenture holders." Sizeler's March 25, 2005 letter is attached hereto as Exhibit 3.

13. On March 30, 2005, Sizeler filed a Form 8-K with the SEC which attached a press release addressing the conversion of outstanding debentures. Consistent with its March 25 letter, Sizeler's press release stated that the date for the 2005 Annual Meeting would be set so that debenture holders who converted their debentures into common stock by May 2, 2005 would have the opportunity to vote at the annual meeting. If all debenture holders converted their stock, that would cause an additional, 32% increase in the amount of Sizeler stock outstanding. A copy of Sizeler's Form 8-K with the attached press release is attached hereto as Exhibit 4.

14. On April 7, 2005, First Union again wrote to Sizeler to request that it schedule its annual meeting. First Union noted that Sizeler still had failed to provide any notice of the date of its 2005 Annual Meeting and had not even made the inquiry regarding the number of beneficial owners of its stock required by Rules 14a-13(1) and 14a-13(3) of the Securities and Exchange Act of 1934, which require an inquiry 20 business days in advance of the record date for the 2005 Annual Meeting. This failure was significant because April 5 would have been 20 business days before May 3, and May 3 is the day after the date on which all debenture holders would have had to convert their debt to stock rather than have their debt called by Sizeler. In its letter, First Union further stated:

> As we understand Sizeler's position, it wishes to provide those debenture holders who elect to convert their debt into shares of

> common stock the opportunity to vote at the 2005 Annual Meeting. In light of Sizeler's announcement that it will redeem debentures on May 2, all conversions must take place prior to that date. Accordingly, implicit in Sizeler's statements is that May 3, 2005 would be set as the record date for the 2005 Annual Meeting, which date would enable converting debenture holders the right to vote their shares at the 2005 Annual Meeting.

A copy of First Union's April 7, 2005 letter is attached hereto as Exhibit 5.

15. On April 11, 2005, Sizeler responded to First Union's April 7 letter. Although Sizeler did not dispute any of First Union's statements, Sizeler continued to refuse to set an annual meeting date and contended that it would meet Maryland law and the NYSE rules by holding an annual meeting sometime "each year." Further, without making any reference to its prior rationale for delaying the meeting, Sizeler provided a new and different rationale for failing to have set a date for the meeting in early May consistent with its longstanding past practice and Maryland law:

> [A]fter numerous SEC filings and Sizeler's court action, First Union has recently admitted that it holds a plan to liquidate Sizeler. Sizeler believes that its commitment to increasing shareholder value obligates it to undertake a deliberate and informed analysis of a possible liquidation of Sizeler. The Board will determine whether these or other courses of action are in the company's and shareholders' best interest.

Sizeler's April 11, 2005 letter is attached hereto as Exhibit 6. Sizeler's references to First Union's "plans" presumably refer to First Union's statement in its March 22, 2005 amended Schedule 13D that First Union is "now giving serious consideration to the one or more strategic proposals for Sizeler which would include its sale or liquidation pursuant to a plan of liquidation that would require shareholder approval or at a minimum the sale of certain non-core assets" and other plans under consideration.

16. The fact that First Union is giving serious consideration to various plans for the company, including but not limited to a plan of liquidation, does not justify Sizeler's

failure to comply with Maryland corporate law by not setting the record or annual meeting dates. Indeed, at best First Union's candidates will only hold three of nine board seats after the annual meeting and could not unilaterally effectuate any change in strategic direction.

17. Further, and tellingly, Sizeler's April 11, 2005 letter contradicts the allegations in its Amended Complaint. The heart of Sizeler's Section 13(d) claim against First Union is that First Union purportedly had a plan to liquidate Sizeler that it disclosed to Sizeler's chairman and chief executive officer in September 2004 but allegedly failed to disclose in its Schedule 13D filings with the SEC. See Amended Complaint at ¶ ¶ 46-60. Although First Union has denied these allegations, Sizeler cannot avoid its own assertion that it supposedly knew of and therefore could have considered for itself such purported plans since September 2004, thereby belying the assertion in its April 11 letter that the concept of liquidation was somehow new to it.

18. To date, Sizeler has not (i) made the inquiry required by Rules 14a-13(1) and 14a-13(3) of the Securities and Exchange Act of 1934, which require an inquiry 20 business days in advance of the record date for the 2005 Annual Meeting; (ii) set the record date for the 2005 Annual Meeting; or (iii) advised its stockholders of the date for the 2005 Annual Meeting. On the contrary, Sizeler's latest April 11 correspondence simply states that it must only hold "an annual meeting each year" and that it will hold one "at an appropriate time."

19. Sizeler's refusal to set a meeting date has harmed, and will continue to harm, First Union's and every other stockholder's primary stockholder right by denying them the right to vote their shares.

The List of Non-Objecting Beneficial Owners

20. As of March 7, 2005, First Union, was the record holder of 1,000 shares and the beneficial holders of 1,309,300 shares of common stock of Sizeler and had held at least five percent (5%) of the issued and outstanding stock of Sizeler for at least six months.

21. Section 2-513 of the Maryland General Corporation Law provides:

> One or more persons who together are and for at least six months have been stockholders of record . . . of at least 5 percent of the outstanding stock of any class of a corporation may: . . . (3) In the case of any corporation which does not maintain the original or a duplicate stock ledger at its principal office, present to any officer or resident agent of the corporation a **written request for a list of its stockholders.** (emphasis added)

22. A NOBO (non-objecting beneficial owner) list is a list of beneficial owners of a corporation's stock whose stock is held in record-only form by the stockholder's brokers and banks. Unlike lists of record stockholders, corporations do not regularly maintain NOBO lists themselves.

23. On March 7, 2005 First Union through its broker Bear Stearns Securities Corporation ("Bear Stearns"), requested that Cede & Co., The Depository Trust Company ("DTC"), as record holder of the Sizeler stock beneficially owned by First Union, execute a letter to Sizeler demanding the right to inspect Sizeler's books and records, including:

> 3 (g). [A]ll information in or which comes into Sizeler's possession or control or should be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of Sizeler's stock

First Union's March 7, 2005 letter to Bear Stearns is attached hereto as Exhibit 7. Cede & Co.'s March 7, 2005 letter to Sizeler is attached hereto as Exhibit 8.

24. Sizeler did not comply with First Union's request for a NOBO list.

25. On April 1, 2005, promptly after it came to First Union's attention that Sizeler had ordered a NOBO list for its own benefit, First Union wrote to Sizeler and reiterated its request for a copy of the NOBO list. Exhibit 9.

26. On April 5, 2005, Sizeler refused to provide First Union with the NOBO list, stating that such a list "is not part of Sizeler's stockholder records nor is it available for stockholder inspection under Maryland law." Sizeler's April 5, 2005 letter to First Union is attached hereto as Exhibit 10. Sizeler did not deny ordering or possessing a NOBO list. Moreover, under federal securities law Sizeler is required to maintain a NOBO list when, as here, it solicits or intends to solicit proxies from its stockholders.

27. A NOBO list is critical information for use by parties to a contested board election like the one occurring between First Union and Sizeler. Without a list of the beneficial owners of Sizeler's shares, First Union cannot directly solicit proxy votes from stockholders. Sizeler, in contrast, can directly solicit proxies using its NOBO list. At best, First Union must now turn over its solicitations and other communications to Sizeler, which would then forward them to stockholders along with whatever communications Sizeler wants to make.

28. The longer Sizeler is able to use the NOBO list while First Union is not, the greater the harm that occurs to First Union.

29. Sizeler's refusal to produce the NOBO list has harmed and will continue to harm First Union's ability to solicit proxy votes for the 2005 Annual Meeting.

Count I
Violation of Section 2-501 of the
Maryland General Corporation Law

30. First Union incorporates the allegations contained in paragraphs 1 through 29 as if fully set forth at length herein.

31. Sizeler's bylaws violate Section 2-501 of the Maryland General Corporation Laws because they do not set a specific time or a 31 day period for the annual meeting, instead leaving it to the discretion of Sizeler's chairman. In the past, Sizeler had conformed in practice, if not in form, to Maryland law by holding its annual meeting each year on the first or second Friday in May. But now, in the face of a contested board election, has unjustifiably delayed setting its annual meeting.

32. As a stockholder with voting rights and with declared candidates for Sizeler's board, First Union is suffering and will continue to suffer immediate, irreparable harm by Sizeler's failure to establish an annual meeting date on the first or second Friday in May or as close thereto as currently practicable. All of Sizeler's stockholders are similarly being harmed by being deprived of their right to select Sizeler's directors.

WHEREFORE, Counterplaintiff First Union Real Estate Equity & Mortgage Investments respectfully requests that the Court enter preliminary and permanent injunctive relief requiring Sizeler Property Investors, Inc. to schedule its annual meeting on a date certain approved by the Court as close in time as possible to the second Friday in May, 2005 and to take all steps necessary to lawfully effectuate that meeting. First Union further respectfully requests that the Court award its fees and costs in this action, and such other and further relief as may be appropriate.

Count II
Violation of Section 2-513(a) of the
Maryland General Corporation Law

33. First Union incorporates the allegations contained in paragraphs 1 through 29 as if fully set forth at length herein.

34. Sizeler's refusal to provide First Union with a current NOBO list is in violation of Section 2-513(a) of the Maryland General Corporation Law.

35. First Union is being immediately and irreparably harmed by Sizeler's refusal to provide it with a NOBO list. All other stockholders are similarly harmed as they are deprived of the benefit of full and free communication from First Union and/or its candidates concerning the Board election.

WHEREFORE, Counterplaintiff First Union Real Estate Equity & Mortgage Investments respectfully requests that the Court enter preliminary and permanent relief directing Sizeler Property Investors, Inc. to provide First Union with the NOBO list within three business days. First Union further respectfully requests that the Court award its fees and costs in this action, and such other and further relief as may be appropriate.

Dated: April 15, 2005

/s/ Robert A. Scott
Robert A. Scott (#24613)
Glenn A. Cline (#26672)
BALLARD SPAHR ANDREWS &
INGERSOLL, LLP
300 East Lombard Street, 18th Floor
Baltimore, MD 21202-3268

Attorneys for Defendant
First Union Real Estate Equity and
Mortgage Investments

OF COUNSEL:

Stephen J. Kastenberg
Naomi Wyatt
Elizabeth W. Heinold
BALLARD SPAHR ANDREWS &
INGERSOLL, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that on this 15th day of April, 2005 a copy of First Union's Counterclaims were served electronically to:

Mark Saudek, Esquire
Hogan & Hartson, LLP
111 South Calvert Street
Baltimore, Maryland 21202

/s/ Robert A. Scott
Robert A. Scott

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 21)

SIZELER PROPERTY INVESTORS, INC.
(Name of Issuer)

Common Stock, Par Value $.0001 per share
(Title of Class of Securities)

830137-10-5
(CUSIP Number of Class of Securities)

Carolyn Tiffany
First Union Real Estate Equity and Mortgage Investments
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114
(617) 570-4614

David J. Heymann
Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A
Suite 111
Jericho, New York 11753
(516) 681-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP NO. 830137-10-5 13D/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |_|
3	SEC USE ONLY	
4	SOURCE OF FUNDS* WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 1,444,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,444,300
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,300 Shares	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%	
14	TYPE OF REPORTING PERSON* OO	

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 21 amends certain information contained in the Schedule 13Dfiled by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to Schedule 13D dated March 23, 2005, as further amended by Amendment No. 17 to Schedule 13D dated March 24, 2005, as further amended by Amendment No. 18 to Schedule 13D dated March 28, 2005, as further amended by Amendment No. 19 to Schedule 13D dated March 29, 2005, and as further amended by Amendment No. 20 to Schedule 13D dated April 19, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

On April 19, 2005, First Union issued a press release in which its Chairman and Chief Executive Officer, Michael L. Ashner who is also a proposed nominee of First Union for election as a director of Sizeler expressed concern as to Sizeler management's ability to effectively utilize the proceeds from a recently announced asset sale. A copy of the press release is attached hereto as Exhibit 16 and incorporated by this reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 16. Press Release of First Union dated April 19, 2005.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2005

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By: /s/ Peter Braverman

Peter Braverman
President

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY

Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS CONCERNED OVER PROPOSED USE OF PROCEEDS FROM SIZELER PROPERTY SALE

Boston, Massachusetts- April 19, 2005- Michael L. Ashner, Chairman of First Union Real Estate Equity and Mortgage Investments (NYSE:FUR), responded on behalf of First Union to Sizeler Property Investors, Inc.'s (NYSE:SIZ) announcement earlier today touting the proposed sale of the Bryn Mawr Apartments. Mr. Ashner stated that as an advocate of the liquidation of Sizeler and the prompt distribution of all proceeds to shareholders he was supportive of the proposed sale as the sale is obviously consistent with First Union's proposal for Sizeler. He noted, however, "I have never been a strong believer in coincidences. One can infer that the recent asset sales by Sizeler is motivated in large measure by the activist stance we have taken with respect to Sizeler".

Mr. Ashner expressed concern, however, as to Sizeler management's pronouncement that it intended to utilize the sale proceeds to "fund development and acquisitions in high growth markets" in order to "actively implement our strategic plan to enhance shareholder value". In this regard, Mr. Ashner, reflecting on the past and current location of management's development efforts observed that, "I am unaware of any real estate professionals, apart from Sizeler management, who hold the view that Slidell, Louisiana and Pensacola, Florida, should be considered high growth markets." He further stated that "the last time management purported 'to enhance shareholder value', shareholders suffered a 20% dilution to their equity in the company at a 10% discount to the then market price."

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler's 2005 Annual Meeting of Stockholders. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 25)

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, Par Value $.0001 per share

(Title of Class of Securities)

830137-10-5

(CUSIP Number of Class of Securities)

Carolyn Tiffany
First Union Real Estate Equity and Mortgage Investments
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114
(617) 570-4614

David J. Heymann
Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A
Suite 111
Jericho, New York 11753
(516) 681-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP NO. 830137-10-5 13D/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |_|
3	SEC USE ONLY	
4	SOURCE OF FUNDS* WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 1,500,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,500,600
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,600 Shares	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%	
14	TYPE OF REPORTING PERSON* OO	

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 25 amends certain information contained in the Schedule 13Dfiled by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to Schedule 13D dated March 23, 2005, as further amended by Amendment No. 17 to Schedule 13D dated March 24, 2005, as further amended by Amendment No. 18 to Schedule 13D dated March 28, 2005, as further amended by Amendment No. 19 to Schedule 13D dated March 29, 2005, as further amended by Amendment No. 20 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 21 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 22 to Schedule 13D dated April 28, 2005, as further amended by Amendment No. 23 to Schedule 13D dated May 4, 2005, and as further amended by Amendment No. 24 to Schedule 13D dated May 5, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

First Union purchased a total of 10,00 Shares on May 10, 2005 and May 11, 2005 for an aggregate purchase price of $120,000, which funds were provided from the working capital of First Union.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

On May 18, 2005, First Union sent a letter to the shareholders of Sizeler addressing, among other things, certain statements made in Sizeler's Quarterly Report on Form 10-Q for the three month period ended March 31, 2005, and enclosing copies of First Union's press releases regarding its investment in Sizeler dated April 19, 2005 (filed as an Exhibit to Amendment No. 21 to the 13D), April 28, 2005 (filed as an Exhibit to Amendment No. 22 to the 13D), May 4, 2005 (filed as an Exhibit to Amendment No. 23 to the 13D) and May 5, 2005 (filed as an Exhibit to Amendment No. 24 to the 13D). A copy of the letter is attached hereto as Exhibit 20 and incorporated by this reference.

In addition, although First Union's Amendment No. 22 to its 13D correctly attached its April 28, 2005 press release, it incorrectly referenced an April 19, 2005 press release in Item 4. Accordingly, the text of Item 4 set forth is in Amendment No. 22 is revised to read in its entirety as follows:

On April 28, 2005, First Union issued a press release in which its Chairman and Chief Executive Officer, Michael L. Ashner who is also a proposed nominee of First Union for election as a director of Sizeler commented that First Union's legal actions caused Sizeler to finally set a time frame within which it will hold its annual meeting. A copy of the press release was attached hereto as Exhibit 17 to Amendment No. 22 and was incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) As of the close of business on May 17, 2005, First Union directly owned 1,500,600 Shares representing 7.2% of the total outstanding Shares. The foregoing is based upon 20,987,315 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Quarterly Report on Form 10Q for the period ended March 31, 2005.

(b) First Union has the sole power to vote and dispose of 1,500,600 Shares owned by First Union.

(c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union and not previously reported. All such transactions were purchases effected by First Union on the open market.

Date	Number of Shares	Price Per Share
May 10, 2005	900	12.00
May 11, 2005	9,100	12.00

(d) Not applicable

(e) Not applicable

Item 7. Materials to be Filed as Exhibits.

Exhibit 20. Letter from First Union to the shareholders of Sizeler dated May 18, 2005.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2005

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By: /s/ Michael L. Ashner

Michael L. Ashner
Chief Executive Officer

[FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS LETTERHEAD]

May 18, 2005

Dear Fellow Shareholders of Sizeler Property Investors, Inc.:

Like many of you we have reviewed the Company's recent quarterly report on Form 10-Q together with management's self-serving press release describing their accomplishments under the "enhanced" strategic plan. Once again we believe it is time for a reality check as to what the numbers truly indicate, especially in view of the impact of the recent dilutive stock sale. While it should be apparent to all that the private sale of the Company's stock at a price of $10.75 a share while trading at $12.00 a share was dilutive to shareholders (a position which even this management would have difficulty disputing), the purported justification given was that the resultant reduction in debt would enhance the Company's funds from operations ("FFO"). In fact, management's press release touted an improvement to FFO as a result of its strategic plan. For those of you unfamiliar with the term, FFO is a term utilized by real estate investment trusts to measure their operating performance. As management stated in its report, "FFO is a key operating measure used by the Company's management in evaluating current operating performance as well as trends in operating performance".

But has FFO improved from the perspective of the Company's common shareholders? We think not. If one divides the stated first quarter FFO of $2,879,000 by the number of common shares outstanding as of year end, 13,154,000, the FFO on a per share basis would be $.22. Since December 31, 2004, all of the 9% convertible debentures have been converted or redeemed, reducing the annual interest expense to the Company by $5,094,000 or $1,273,500 per quarter. In so doing, the Company issued approximately 7,833,000 new shares bringing the total number of shares outstanding to approximately 20,987,000. If one adds the first quarter interest savings of $1,273,500 to the announced FFO of $2,879,000, the Company's aggregate FFO for the quarter would have increased to $4,152,500. If this projected FFO of $4,152,500 is then divided by the number of shares now outstanding, 20,987,000, the resulting FFO per share is $.20, lower than the per share FFO reported for the same quarter last year. The calculation is as provided below:

		FFO Per Share Calculation Before Giving Effect to Dilution	FFO Per Share After Giving Effect to Dilution
	First Quarter 2005 FFO	$ 2,879,000	$ 2,879,000
	Adjustment to Reflect Reduction in Interest Expense from Debenture Conversion/Redemption	N/A	$ 1,273,500
(1)	First Quarter 2005 FFO After Adjustment for Debenture Redemption/Conversion	$ 2,879,000	$ 4,152,500
	Common Shares Outstanding at December 31, 2004	13,154,000	13,154,000
	Additional Shares Issued Subsequent to 2004	N/A	7,833,000
(2)	Current Common Shares Outstanding	13,154,000	20,987,000
	FFO Per Common Share [(1)/(2)]	$ .22	$ .20

Not only was the transaction dilutive to shareholder equity but it now appears to have been non-accretive to FFO. From our standpoint as common shareholders, dilutive plus non-accretive equals failed.

Should we have expected anything other than a failed outcome in view of the sale's surreptitious occurrence and inherent inequity? According to Roget's Thesaurus "surreptitious" refers to "clandestine, secretive or covert activity" and that is a fair characterization of management's behavior. On the very day that agreements were executed to sell almost 20% of the Company at a price more than 10% below its then market value, a sale which would be of obvious concern to the Company's shareholders, management filed its annual report on Form 10K with the SEC in which no mention of the intended sale was made. Rather, the intention to sell was announced at 9:30 AM the following day and the sale closed approximately one hour later, further evidencing management's desire to prevent the Company's shareholders from raising any objection or concerns they might harbor. Since there were no legitimate business reasons requiring such haste and secrecy, the only apparent objective of management's covert conduct was to -prevent shareholders from proposing more rational and less abusive alternatives. None other. Moreover, the inherent inequity of the sale is also manifest in its execution. To our knowledge only one existing shareholder was offered the opportunity to purchase the below market shares - Palisades Capital, an investment fund which we believe to have been a known supporter of management. Since the shares offered were fully registered when sold pursuant to an existing shelf registration, all shareholders of the Company could have been offered the same opportunity to purchase the below market shares. The only explanation we can infer for offering below market fully registered shares to one shareholder and not to the rest of us is that management believed it could count on their support and not ours.

While we are pleased to learn from management's press release of the Company's improved apartment occupancy rate (89% to 95% on a year to year basis), we were unable to find similar touting with respect to the Company's retail portfolio. Was this some unintentional oversight as retail occupancies have been improving nationwide for several years? Unfortunately not. A close reading of the 2004 Annual Report together with this quarterly report indicates that management neglected to mention that retail occupancy at the Company's properties has fallen from 91% to 89% during this quarter. Based on their approach to disclosure as evinced by the below market stock sale, we are not surprised by this selective omission.

We have appended to this letter copies of four recent press releases issued by us. All but one release reflect our core concern with providing value realization to shareholders through a liquidation of the Company. As you may be aware, in the upcoming proxy contest we will be advocating a liquidation of the Company by way of a sale of its assets through specifically defined proposals which we are in the process of finalizing. The fourth press release sets forth our view on the circumstance under which management finally acceded to holding the annual meeting, albeit at least five months belated - although they have yet to set a specific date.

We continue to welcome your calls of encouragement and support. As always, if you should have any questions or comments, please feel free to contact me directly at (516) 822-0022.

On behalf of First Union Real Estate Equity and Mortgage Investments

Very truly yours,

/s/ Michael L. Ashner

Michael L. Ashner
Chairman and Chief Executive Officer

IMPORTANT

YOU ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (the "SEC") BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. You may also obtain information relevant to the solicitation of proxies by First Union by contacting MacKenzie Partners, Inc. by mail at 105 Madison Avenue, New York, New York 10016 or by calling toll free at (800) 322-2855. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 26)

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, Par Value $.0001 per share

(Title of Class of Securities)

830137-10-5

(CUSIP Number of Class of Securities)

Carolyn Tiffany
First Union Real Estate Equity and Mortgage Investments
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114
(617) 570-4614

David J. Heymann
Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A
Suite 111
Jericho, New York 11753
(516) 681-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |_|
3	SEC USE ONLY	
4	SOURCE OF FUNDS* WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 1,500,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500,600
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,600 Shares	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%	
14	TYPE OF REPORTING PERSON* OO	

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 26 amends certain information contained in the Schedule 13D filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to Schedule 13D dated March 23, 2005, as further amended by Amendment No. 17 to Schedule 13D dated March 24, 2005, as further amended by Amendment No. 18 to Schedule 13D dated March 28, 2005, as further amended by Amendment No. 19 to Schedule 13D dated March 29, 2005, as further amended by Amendment No. 20 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 21 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 22 to Schedule 13D dated April 28, 2005, as further amended by Amendment No. 23 to Schedule 13D dated May 4, 2005, as further amended by Amendment No. 24 to Schedule 13D dated May 5, 2005 and as further amended by Amendment No. 25 to Schedule 13D dated May 18, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

On June 15, 2005, First Union issued a press release in which its Chairman and Chief Executive Officer, Michael L. Ashner who is also a proposed nominee of First Union for election as a director of Sizeler commented that First Union was pleased that Sizeler had taken First Union's recommendation and determined to sell its underperforming mall properties. Mr. Ashner further commented that he strongly recommended that the net proceeds generated from these sales together with proceeds from the prior asset sales be distributed to the shareholders of Sizeler. A copy of the press release is attached hereto as Exhibit 21 and is incorporated by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 21. Press Release dated June 15, 2005.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2005

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By: /s/ Michael L. Ashner

Michael L. Ashner
Chief Executive Officer

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY

Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

SIZELER PROPERTY INVESTORS, INC. TAKES FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS ADVICE AND MARKET ITS THREE REGIONAL MALL PROPERTIES FOR SALE

Boston, Massachusetts- June 15, 2005- First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) announced today that it has learned that Sizeler Property Investors, Inc. (NYSE:SIZ) has taken the advice set forth in First Union's May 5, 2005 letter to Sizeler and is marketing its mall properties for sale. Mr. Ashner, the Chief Executive Officer of First Union stated "we are pleased that Sizeler has taken our recommendation and determined to sell its underperforming mall properties. Unfortunately, we believe Sizeler should have independently reached this decision months ago." In addition, Mr. Ashner stated "given Sizeler's management's past performance in deploying capital, we strongly recommend that the net proceeds generated from these sales together with proceeds from the prior asset sales be distributed to shareholders." As has been previously disclosed by First Union, its nominees for election to the Board of Directors of Sizeler, if elected, will propose that Sizeler liquidate all or substantially all of its properties in order to maximize shareholder value and distribute the net proceeds thereof to shareholders.

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler's 2005 Annual Meeting of Stockholders. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 27)

SIZELER PROPERTY INVESTORS, INC.
(Name of Issuer)

Common Stock, Par Value $.0001 per share
(Title of Class of Securities)

830137-10-5
(CUSIP Number of Class of Securities)

Carolyn Tiffany
First Union Real Estate Equity and Mortgage Investments
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114
(617) 570-4614

David J. Heymann
Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A
Suite 111
Jericho, New York 11753
(516) 681-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 830137-10-5 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |_|
3	SEC USE ONLY	
4	SOURCE OF FUNDS* WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 1,500,600
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,500,600
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,600 Shares	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%	
14	TYPE OF REPORTING PERSON* OO	

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 27 amends certain information contained in the Schedule 13D filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc. ("Sizeler"), as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to Schedule 13D dated March 23, 2005, as further amended by Amendment No. 17 to Schedule 13D dated March 24, 2005, as further amended by Amendment No. 18 to Schedule 13D dated March 28, 2005, as further amended by Amendment No. 19 to Schedule 13D dated March 29, 2005, as further amended by Amendment No. 20 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 21 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 22 to Schedule 13D dated April 28, 2005, as further amended by Amendment No. 23 to Schedule 13D dated May 4, 2005, as further amended by Amendment No. 24 to Schedule 13D dated May 5, 2005, as further amended by Amendment No. 25 to Schedule 13D dated May 18, 2005, and as further amended by Amendment No. 26 to Schedule 13D dated June 15, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

On June 23, 2005, First Union sent a letter to the shareholders of Sizeler advising the shareholders of certain proposals that First Union's nominees will, subject to their fiduciary duty, seek to implement if elected as directors of the Issuer at the 2005 Annual Meeting of Shareholders of Sizeler. A copy of the letter sent to the shareholders of the Issuer is attached hereto as Exhibit 22 and incorporated by this reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 22. Letter from First Union to shareholders of the Issuer dated June 23, 2005.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2005

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By: /s/ Michael L. Ashner

Michael L. Ashner
Chief Executive Officer



FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS (FUR)

7 BULFINCH PLACE
SUITE 500 PO BOX 9507
BOSTON, MA 02114
617. 570.4614
http://www.firstunion-reit.net/

EX-22

LETTER FROM FIRST UNION TO SHAREHOLDERS
SC 13D/A Filed on 06/23/2005



[LETTERHEAD OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS]

June 23, 2005

Dear Fellow Shareholders of Sizeler Property Investors, Inc.:

While management continues to delay in setting a date for the Company's annual shareholder meeting, we have finalized our proposals for the future of the Company. As you are aware, our lack of faith in current management's ability to run the Company has necessitated our nominating a slate of individuals for election to the Company's Board. If elected, our three nominees will seek to have these proposals adopted by the Company and we will vote our shares in their favor.

1. LIQUIDATION - As directors we will propose, consistent with our fiduciary duty, that the Board promptly approve and submit to shareholders for their approval a plan of liquidation by which all of the Company's assets would be sold in an orderly process and the proceeds distributed to the shareholders.

2. NO AFFILIATED SALES - We would commit that no person or entity affiliated with any of our nominees would seek to acquire any Company asset. Moreover, no such person or entity would receive any brokerage commission or similar fee from any sale of a Company asset.

3. CORPORATE GOVERNANCE-NO MORE ENTRENCHMENT - We would propose to the Board of Directors the removal of all management entrenchment devices including the "poison pill" and the staggered board election process. We will further propose the elimination of all executive golden parachutes.

4. GENERAL AND ADMINISTRATIVE EXPENSE - A general and administrative expense that exceeds 17% of total Company revenue is simply outrageous and unjustified! We believe this waste depresses the stock price by as much as $1.85 per share. If elected, we will recommend the appointment of new officers to shepherd the Company through its liquidation and to reduce corporate expense. In so doing, we will propose the immediate elimination of all corporate waste including any nepotistic staffing and all use of private jets. We will seek an accounting by management of its past use of the Company's private jet and prompt reimbursement for any non-Company usage. We will commit that if any one of our nominees is appointed as an officer of the Company, such individual will receive no salary for such service.

5. DISTRIBUTIONS-We will propose that cash reserves resulting from recent and pending asset sales together with those from the Company's March 2005 below market dilutive stock sale, in excess of normal reserve requirements, be distributed to shareholders as soon as possible.

When the proxy contest commences you will be inundated by misleading claims, baseless allegations, and false contentions from management on every conceivable topic ranging from the bright and rosy future they see for the Company to non-existent business associations among the Company's concerned shareholders. The purpose of this irrelevant dialogue will be to distract you from the central issue in this contest, who is best capable of managing your money -- you or them. If in view of their past historic underperformance, you believe that you are better able to manage your money, then we expect that our proposals will be well received by you.

Once management has succeeded in solving the Nobel Prize winning problem of setting the annual shareholder meeting date, we will be mailing to you our definitive proxy materials to seek your vote. If you have questions, comments or suggestions, please feel free to contact me personally at (516) 822-0022.

On behalf of First Union Real Estate
Equity and Mortgage Investments

Very truly yours,

Michael L. Ashner
Chairman

IMPORTANT

YOU ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (the "SEC") BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. You may also obtain information relevant to the solicitation of proxies by First Union by contacting MacKenzie Partners, Inc. by mail at 105 Madison Avenue, New York, New York 10016 or by calling toll free at (800) 322-2885. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 28)

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, Par Value $.0001 per share

(Title of Class of Securities)

830137-10-5

(CUSIP Number of Class of Securities)

Carolyn Tiffany
First Union Real Estate Equity and Mortgage Investments
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114
(617) 570-4614

David J. Heymann
Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A
Suite 111
Jericho, New York 11753
(516) 681-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 830137-10-5 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |_|
3	SEC USE ONLY	
4	SOURCE OF FUNDS* WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 1,500,600
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,500,600
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,600 Shares	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%	
14	TYPE OF REPORTING PERSON* OO	

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 28 amends certain information contained in the Schedule 13D filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc. ("Sizeler"), as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to Schedule 13D dated March 23, 2005, as further amended by Amendment No. 17 to Schedule 13D dated March 24, 2005, as further amended by Amendment No. 18 to Schedule 13D dated March 28, 2005, as further amended by Amendment No. 19 to Schedule 13D dated March 29, 2005, as further amended by Amendment No. 20 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 21 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 22 to Schedule 13D dated April 28, 2005, as further amended by Amendment No. 23 to Schedule 13D dated May 4, 2005, as further amended by Amendment No. 24 to Schedule 13D dated May 5, 2005, as further amended by Amendment No. 25 to Schedule 13D dated May 18, 2005, as further amended by Amendment No. 26 to Schedule 13D dated June 15, 2005, and as further amended by Amendment No. 27 to Schedule 13D dated June 23, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

On July 14, 2005, First Union issued a press release with respect to the recent Maryland Federal Court ruling denying First Union equal access to a list of non-objecting beneficial owners even though Sizeler had requested such list. A copy of the press release is attached hereto as Exhibit 23 and incorporated by this reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 23. Press Release of First Union dated July 14, 2005.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2005

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

By: /s/ Michael L. Ashner

Michael L. Ashner
Chief Executive Officer

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY

Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
UNDETERRED BY SIZELER'S RECENT RESTRICTION ON SHAREHOLDER RIGHTS

Boston, Massachusetts - July 14, 2005 - First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) announced today that they are disappointed but undeterred by the recent Maryland Federal Court ruling allowing management of Sizeler Property Investors, Inc. (NYSE:SIZ) to deny shareholders equal access to a list of non-objecting beneficial owners ("NOBO list") which would ease communication with shareholders. First Union Chairman and Chief Executive Officer Michael Ashner observed, "our view reflects a recognition that since first announcing our plans to unseat current management and propose a liquidation of the assets of Sizeler, substantially all of Sizeler's common stock has changed hands with a stock price increase of more than 35%. We believe it to be extremely unlikely that such trading activity represents an endorsement of management and its policies." He further observed that "we believe that more than a 70% of Sizeler's stock is held by approximately 20 shareholder groups and institutions, all of whom will be made aware of our intentions." Mr. Ashner stated "given the trend to enhance shareholder rights throughout America, it is unfortunate that Sizeler continues to rely on anti-shareholder tactics in their effort to entrench themselves by denying shareholders equal and timely access to information about the upcoming Board election. It would appear that Sizeler management is using the same playbook of the recently deposed Blockbuster management."

First Union notes that NOBO lists are generated by a third party and are used to communicate with consenting shareholders who hold their stock in "street name."

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler's 2005 Annual Meeting of Stockholders. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|

Check the appropriate box:

|X| Preliminary Proxy Statement
|_| Definitive Proxy Statement
|_| Definitive Additional Materials
|_| Soliciting Material Pursuant to Rule ss.240.14a-12
|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

SIZELER PROPERTY INVESTORS, INC.
(Name of Registrant as Specified In Its Charter)

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|X| No fee required.

|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies: N/A

(2) Aggregate number of securities to which transaction applies: N/A

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): N/A

(4) Proposed maximum aggregate value of transaction: N/A

(5) Total fee paid: N/A

|_| Fee paid previously with preliminary materials: N/A

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Preliminary Copy

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
PROXY STATEMENT
IN CONNECTION WITH THE
2005 ANNUAL MEETING OF STOCKHOLDERS
OF
SIZELER PROPERTY INVESTORS, INC.

TO BE HELD ON OCTOBER 27, 2005

This proxy statement is being furnished to the stockholders of Sizeler Property Investors, Inc., a Maryland corporation with principal executive offices at 2542 Williams Boulevard, Kenner, Louisiana 70062 (the "Company"), in connection with the solicitation of proxies by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), for use at the 2005 Annual Meeting of Stockholders of the Company, scheduled to be held on Thursday, October 27, 2005, at __________ [a.m.][p.m.], at the ________________ and any adjournments, continuations or postponements thereof (the "2005 Annual Meeting"), to elect Michael L. Ashner and Peter Braverman (the "First Union Nominees") as directors of the Company.

At August 11, 2005, First Union beneficially owned 1,550,600 shares of the Company's common stock, par value $0.0001 per share (the "Common Stock"), representing approximately 7.4% of the 21,073,786 shares of Common Stock outstanding as of July 27, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005. Unless otherwise indicated, references in this proxy statement to the percentage of outstanding shares of Common Stock owned by any person were computed based upon the number of outstanding shares as reported by the Company as of July 27, 2005.

This proxy statement will be provided to all Company stockholders to whom forms of proxy are furnished by First Union, or from whom proxies are requested by First Union, no later than the time such forms of proxy are furnished or such request is made.

Only stockholders of record at the close of business on the record date fixed by the Company's Board of Directors (the "Board") or, if no record date is fixed, then at the later of (i) the close of business on the day on which notice of the 2005 Annual Meeting is given, or (ii) the thirtieth day before the meeting, will be entitled to notice of and to vote at the 2005 Annual Meeting.

This proxy statement and the accompanying GREEN proxy card are first being mailed to the Company's stockholders on or about ________________, 2005. First Union requests that you sign, date and deliver the GREEN proxy card and return it in the enclosed postage paid envelope as soon as possible.

Any stockholder of the Company who executes and delivers a GREEN proxy card will be voting in favor of the First Union nominees. Any stockholder will have the right to revoke a proxy given to either First Union or the Company at any time before it is voted, by filing an instrument revoking the earlier proxy or a duly executed proxy bearing a later date with First Union Real Estate Equity and Mortgage Investments at 7 Bulfinch Place, Suite 500, PO Box 9507, Boston, Massachusetts 02114 or with the Secretary of the Company at its principal executive offices at 2542 Williams Boulevard, Kenner, Louisiana 70062, or by voting in person at the 2005 Annual Meeting.

PROPOSAL FOR ELECTION OF DIRECTORS

On December 22, 2004, First Union provided written notice to the Company of its intent to nominate Michael L. Ashner, Peter Braverman and Steven Zalkind for election to the Board at the 2005 Annual Meeting. Due to the delay in the holding of the annual meeting of more than 60 days after the first anniversary of the 2004 Annual Meeting of Stockholders and the reduction in the number of directors up for election at the Annual Meeting from three to two, on August 3, 2005, First Union was required to provide a subsequent written notice to the Company of its intent to nominate Michael L. Ashner and Peter Braverman for election to the Board at the 2005 Annual Meeting.

Based on information contained in reports filed by the Company with the Securities and Exchange Commission (the "Commission"), the Board currently is comprised of ten directors, divided into three classes, two of which contain three directors each and one of which contains four directors. Based on the Company's press release issued on August 2, 2005, two directors will resign from the Company's Board and the Board will be reduced to eight members, two of which will come up for election at the 2005 Annual Meeting. However, First Union reserves the right to nominate additional individuals for election in addition to First Union Nominees if the size of the Board is increased and such additional positions are voted upon at the 2005 Annual Meeting. In addition, First Union reserves the right to nominate substitute persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of these nominees. Shares represented by proxies given to us will be voted for any substitute or additional nominees of First Union.

Duly executed GREEN proxy cards will be voted FOR First Union Nominees described below, unless the stockholder giving the proxy otherwise instructs. First Union's proxy will provide that stockholders may withhold authority to vote for one or more of its nominees by writing the name of the nominee(s) in the space provided for that purpose on the GREEN proxy card.

If elected, the First Union Nominees will:

- LIQUIDATION - Propose, consistent with their fiduciary duty, that the Board promptly approve and submit to stockholders for their approval a plan of liquidation by which all of the Company's assets would be sold in an orderly process and the proceeds distributed to the stockholders.

- NO AFFILIATED SALES - No person or entity affiliated with any of our nominees would seek to acquire any Company asset. Moreover, no such person or entity would receive any brokerage commission or similar fee from any sale of a Company asset.

- CORPORATE GOVERNANCE-NO MORE ENTRENCHMENT - Propose to the Board the removal of all management entrenchment devices including the "poison pill", the staggered board election process and all executive golden parachutes.

- GENERAL AND ADMINISTRATIVE EXPENSE - Recommend the appointment of new officers to shepherd the Company through its liquidation and to reduce corporate expense; propose the immediate elimination of all corporate waste including any nepotistic staffing and all use of private jets; seek an accounting by management of its past use of the Company's private jet and prompt reimbursement for any non-Company usage; and commit that if any one of the First Union Nominees is appointed as an officer of the Company, such individual will receive no salary for such service.

- o DISTRIBUTIONS - Propose that cash reserves resulting from recent and pending asset sales together with those from the Company's March 2005 below market dilutive stock sale, in excess of normal reserve requirements, be distributed to stockholders as soon as possible.

Consistent with the foregoing, on August 11, 2005, First Union sent to the Company a shareholder proposal for inclusion in the Company's proxy statement for the 2005 Annual Meeting that seeks to have the Board of Directors adopt a plan of liquidation which provides that (i) all of the Company's assets would be sold in an orderly process, (ii) a committee of the Board of Directors be established consisting of directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, and who otherwise qualify as independent directors, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the assets, (iii) the proceeds from such sales, together with cash reserves, be distributed to the shareholders, and (iv) no person or entity affiliated with the Company or any of its officers or directors would seek to acquire any Company asset, and no such person or entity would receive any brokerage commission or similar fee from any sale of a Company asset.

THE FIRST UNION NOMINEES

Each First Union Nominee has given his consent to be named in this proxy statement and any other proxy statement for the 2005 Annual Meeting and has confirmed his intent and consent to serve on the Board if elected. If the First Union Nominees are elected and take office as directors, they intend to discharge their duties as directors of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. The information below concerning the age, principal occupation and, directorships has been furnished by the respective First Union Nominees. Information with respect to the First Union Nominees ownership interest in the Company, if any, is set forth below under "Security Ownership of First Union and the First Union Nominees." No corporation or organization listed in the following table is a parent, subsidiary or other affiliate of the Company.

Name, Business Address and Age	Present Principal Occupation and Principal Occupations during Last Five (5) Years Directorships
Michael L. Ashner (52) First Union Real Estate Equity and Mortgage Investments Two Jericho Plaza Wing A, Suite 111 Jericho, New York 11753	Since December 31, 2003, Mr. Ashner has served as the Chief Executive Officer of First Union. Mr. Ashner also serves as the Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership and its affiliates ("WFA"), a position he has held since January 1996, as well as the Chief Executive Officer of Newkirk MLP Corp., the manager of the general partner of The Newkirk Master Limited Partnership ("Newkirk"). Both WFA and Newkirk are real estate companies with over $2 billion in assets owned and/or managed. Mr. Ashner has also served as the Chief Executive Officer of Shelbourne Properties I, Inc ("Shelbourne I"), Shelbourne Properties II, Inc. ("Shelbourne II") and Shelbourne Properties III, Inc. ("Shelbourne III"), three separate publicly traded real estate investment trusts that were listed on the American Stock Exchange and which were liquidated in April 2004. Mr. Ashner also currently serves on the Boards of Directors or Boards of Trustees (as applicable) of the following publicly traded companies: NBTY, Inc., a manufacturer, marketer and retailer of nutritional supplements, GB Holdings, Inc. and Atlantic Entertainment Holdings, Inc., hotel and casino operators as well as First Union.

Name, Business Address and Age	Present Principal Occupation and Principal Occupations during Last Five (5) Years Directorships
Peter Braverman (53) First Union Real Estate Equity and Mortgage Investments Two Jericho Plaza Wing A, Suite 111 Jericho, New York 11753	Mr. Braverman has been the President of First Union since August 4, 2004 and was the Executive Vice President of First Union from January 8, 2004 to August 4, 2004. Mr. Braverman has served as the Executive Vice President of WFA since January 1996. Mr. Braverman also serves as the Executive Vice President of Newkirk and previously served as the Executive Vice President of Shelbourne I, Shelbourne II and Shelbourne III. Mr. Braverman also currently serves on the Board of Trustees of First Union.

Except as otherwise provided herein, there are no arrangements or understandings between the First Union Nominess and any other person pursuant to which he was selected as a nominee for director. Pursuant to First Union's Bylaws, Mr. Ashner and Mr. Braverman are indemnified by First Union for any losses and liabilities arising from their activities relating to their service to First Union.

Security Ownership of First Union and the First Union Nominees

The following table sets forth as of August 11, 2005 the number of shares of Common Stock and percent represented by such shares beneficially owned by First Union and each of the First Union Nominees. No securities of the Company are owned by any associates of First Union or the First Union Nominees. Neither First Union, any First Union Nominee nor any other person who may be deemed a participant in the solicitation of proxies for First Union for the 2005 Annual Meeting owns any securities of any parent or subsidiary of the Company.

Name and, if applicable, Address as it Appears on the Stock Transfer Books of the Company	Amount and Nature of Beneficial Ownership	Percent of Class
First Union Real Estate Equity and Mortgage Investments 7 Bulfinch Place Suite 500 Boston, MA 02114	1,550,600(1)	7.4%
Michael L. Ashner(2)(3)	1,550,600	7.4%
Peter Braverman(2)(3)	1,550,600	7.4%

(1) 1,000 shares are held of record by First Union Real Estate Equity and Mortgage Investments with the balance owned beneficially in "street name" by CEDE & Co.

(2) Michael L. Ashner and Peter Braverman are executive officers of First Union and therefore may be deemed to beneficially own all of the shares held by First Union in the Company.

(3) The business address for each of Michael L. Ashner and Peter Braverman is Two Jericho Plaza, Wing A, Suite 111, Jericho, New York 11753.

During the past two years, neither First Union nor any First Union Nominee effected any sales of securities of the Company. The following table sets forth the date, number of shares of Common Stock and price per share for all acquisitions of securities in the Company effected by First Union and the First Union Nominees during the past two years, all of which were purchases of Common Stock and all of which were effected by First Union. A portion of the acquisitions set forth below were effected using margin borrowings. As of the date hereof, no such borrowed amounts remain outstanding.

Date	Amount	Price per Share
August 17, 2004	70,000	$7.70
August 18, 2004	600	$7.83
August 19, 2004	29,300	$7.91
August 23, 2004	17,200	$8.06
August 24, 2004	32,200	$8.26
August 25, 2004	63,500	$8.28
August 30, 2004	13,700	$8.49
August 31, 2004	37,500	$8.56
September 1, 2004	176,600	$8.56
September 1, 2004	20,400	$8.61
September 2, 2004	47,300	$8.61
September 7, 2004	161,700	$8.66
October 4, 2004	2,000	$9.02
October 6, 2004	28,100	$9.16
October 7, 2004	30,000	$9.29
October 8, 2004	19,100	$9.19
October 12, 2004	25,000	$9.21
October 14, 2004	3,000	$9.01
October 19, 2004	100	$9.15
October 20, 2004	10,900	$9.11
November 5, 2004	14,000	$9.59
November 10, 2004	44,500	$9.61
November 11, 2004	46,000	$9.61
November 12, 2004	60,500	$9.65
November 15, 2004	66,400	$9.71
December 2, 2004	100,000	$10.00
January 5, 2005	9,600	$11.01
January 6, 2005	600	$11.05
January 7, 2005	8,800	$11.05
January 10, 2005	1,200	$11.05
January 25, 2005	117,000	$11.60
February 4, 2004	3,600	$11.56
February 14, 2005	10,000	$12.05
February 16, 2005	6,000	$11.98
February 17, 2005	10,000	$12.03
February 18, 2005	5,000	$11.88
February 22, 2005	10,000	$11.80
February 23, 2005	8,900	$11.70
March 17, 2005	50,000	$11.90
March 18, 2005	20,000	$11.92

March 21, 2005	20,000	$11.95
March 23, 2005	15,000	$12.00
March 30, 2005	10,000	$12.00
April 1, 2005	15,000	$11.50
May 4, 2005	39,800	$10.96
May 5, 2005	10,500	$11.50
May 10, 2005	900	$12.00
May 11, 2005	9,100	$12.00
August 9, 2005	18,300	$12.78
August 10, 2005	21,700	$12.79
August 11, 2005	10,000	$12.82

VOTE REQUIRED AND VOTES PER SHARE

The presence, in person or by properly executed proxy, of the holders of a majority of the votes entitled to be cast by the holders of all outstanding shares of Common Stock is necessary to constitute a quorum at the 2005 Annual Meeting. Based on the Company's proxy statement for the 2004 Annual Meeting of Stockholders (the "2004 Proxy Statement"), the Company will treat shares of Common Stock represented by a properly signed, dated and returned proxy card and shares of Common Stock represented by a proxy authorized via telephone or the Internet, including abstentions, as present at the 2005 Annual Meeting for purposes of determining a quorum. Under New York Stock Exchange rules, because the election of directors is being contested, brokers will not have discretion to vote shares held in street name without instructions from the beneficial owner of the shares.

The affirmative vote of a plurality of the total shares of Common Stock represented in person or by proxy and entitled to vote at the 2005 Annual Meeting is required for the election of directors. Votes withheld for director nominees will therefore count as votes against a nominee.

Each share of Common Stock is entitled to one vote on the election of directors and each other matter presented before the 2005 Annual Meeting.

CERTAIN INFORMATION CONCERNING FIRST UNION

First Union is a real estate investment trust that is engaged in the business of owning real property and real estate related assets, including securities issued by other real estate entities. First Union's common shares of beneficial interest are listed on the New York Stock Exchange with a ticker symbol of "FUR." Additional information relating to First Union and its assets, trustees and officers can be found at First Union's website www.firstunion-reit.net or in First Union's filings with the Commission which may be inspected at the public reference facilities maintained by the Commission located at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's website, www.sec.gov.

First Union has been a significant stockholder of the Company since September 7, 2004, and currently holds approximately 7.4% of the Common Stock outstanding. First Union acquired the Common Stock because, in its opinion, the Common Stock was undervalued by the market. In addition, First Union acquired on August 10, 2005 in a market transaction 4,800 shares of the Company's 9.75% Series B Cumulative Redeemable Preferred Stock.

First Union intends to vote the shares of Common Stock beneficially owned by it FOR the First Union Nominees.

CERTAIN INTERESTS IN THE PROPOSAL AND
WITH RESPECT TO SECURITIES OF THE COMPANY

To the knowledge of First Union, neither First Union nor any associates or controlling persons thereof or other persons who may be deemed participants in the solicitation of proxies by First Union for the 2005 Annual Meeting are or have within the past year been parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

Neither First Union, any First Union Nominee, any other persons who may be deemed participants in the solicitations of proxies by First Union nor any of their respective associates has any arrangement or understanding with respect to any future employment by the Company or any future transactions to which the Company will or may be a party, nor any material interest, direct or indirect, in any transaction which has occurred since December 31, 2003 or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000.

PRINCIPAL STOCKHOLDERS

The following table sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by each person known to First Union as of August 11, 2005 to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. This information is based solely on information contained in documents filed with the Commission by or on behalf of such persons. As of August 11, 2005, First Union beneficially owned an aggregate of 1,550,600 shares (or approximately 7.4% of the outstanding shares of Common Stock), as described elsewhere in this proxy statement. Accordingly, information on First Union's ownership of Common Stock is not included in the following table, as its aggregate share ownership is described in detail elsewhere in this proxy statement.

Name and address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Mark M. Tanz P.O. Box N7776 Lyford Cay, Nassau Bahamas	1,203,642(1)	5.7%
Palisade Capital Management, L.L.C. One Bridge Plaza Suite 695 Fort Lee, NJ 07024	1,568,227(2)	7.4%
Mercury Real Estate Advisors LLC 100 Field Point Road Greenwich, CT 06830	1,255,700(3)	6.0%

(1) Based upon a Schedule 13D dated June 3, 2005 filed with the Commission.

(2) Based upon information set forth in the Company's Form 10-K/A (Amendment No. 2) dated April 29, 2005 which provides that Palisade Capital Management, L.L.C. ("Palisade") has sole voting power and sole dispositive power with respect to 856,500 Shares held on behalf of Palisade's clients in accounts over which Palisade has complete investment discretion. Palisade is also deemed to be the beneficial owner of 711,727 Shares that are issuable upon conversion of $7,829,000 in aggregate principal amount of Debentures held on behalf of Palisade's clients in accounts over which

Palisade has complete investment discretion. In addition, Martin Berman has sole voting and dispositive power with respect to 17,054 Shares, Steven Berman has sole voting and dispositive power with respect to 1,000 Shares and Jack Feiler has sole voting and dispositive power with respect to 13,818 Shares. Palisade does not beneficially own nor does it have voting or dispositive power over any of such 31,872 Shares.

(3) Based upon a Schedule 13G dated April 1, 2005 filed with the SEC by Mercury Real Estate Advisors LLC, David R. Jarvis and Malcolm F. MacLean IV

SECURITY OWNERSHIP BY DIRECTORS AND MANAGEMENT

The following table sets forth the Common Stock believed by First Union to be beneficially owned by all directors, nominees and named executive officers of the Company, and the directors, nominees and executive officers of the Company as a group as of April 29, 2005. This information is based solely on the share ownership information contained in the Company's Form 10-K/A (Amendment No. 2) dated April 29, 2005 and the 21,073,786 shares outstanding as of July 27, 2005 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.

Except as otherwise noted in a footnote below, each director, nominee and executive officer has sole voting and investment power with respect to the number of shares of Common Stock set forth opposite his or her name in the table.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
J. Terrell Brown	53,543 (1)	*
William G. Byrnes	18,000 (2)	*
Harold B. Judell	75,590 (3)	*
Sidney W. Lassen	779,482 (4)	3.7%
Thomas A. Masilla, Jr.	269,892 (5)	1.3%
James W. McFarland	46,391 (6)	*
Richard L. Pearlstone	74,348 (7)	*
James R. Peltier	13,000	*
Theodore H. Strauss	75,100 (8)	*
James W. Brodie	97,695 (9)	*
Charles E. Miller, Jr.	9,804 (10)	*
All directors and executive officers as a group	1,512,845 (11)	7.2%

----

* Indicates ownership of less than 1%.

(1) Includes 33,000 Shares Mr. Brown has the right to purchase pursuant to exercisable options granted under the Company's 1986 Stock Option Plan (the "1986 Stock Option Plan") and the Company's 1996 Stock Option and Incentive Plan, as amended (the "1996 Stock Option Plan") and 800 Shares owned by Mary Kay Brown, Mr. Brown's wife.

(2) Includes 5,000 Shares Mr. Byrnes has the right to purchase pursuant to exercisable options granted under the 1996 Stock Option Plan.

(3) Includes 23,000 Shares Mr. Judell has the right to purchase pursuant to exercisable options granted under the 1986 Stock Option Plan, the Company's 1989 Stock Option Plan and the 1996 Stock Option Plan and 10,000 Shares owned by Celeste Judell, Mr. Judell's wife.

(4) These Shares include (i) 7,500 Shares owned by the Company and credited to the Company's deferred compensation account for the benefit of Mr. Lassen pursuant to the Non-Elective Deferred Compensation Agreement, amended and restated effective August 3, 2000, between Mr. Lassen and the Company; (ii) 230,000 Shares Mr. Lassen has the right to acquire pursuant to exercisable options granted under the 1986 Stock Option Plan and the 1996 Stock Option Plan; (iii) 82,500 Shares owned directly by Sizeler Realty Co., Inc. ("Sizeler Realty"), in which Mr. Lassen owns an approximate 16% interest and the balance is owned by Marilyn Lassen, Mr. Lassen's wife and her family; (iv) 5,000 Shares held by Mr. Lassen's wife; (v) 60,000 Shares owned by HLS Properties LLC of which Mr. Lassen is manager and Mr. Lassen's wife owns an approximately 26% interest; (vi) 18,000 Shares owned by Sizeler Family Limited Partnership; and (vii) 25,000 incentive restricted shares granted under the 1996 Stock Option Plan. Mr. Lassen disclaims beneficial interest in all the Shares held by his wife and HLS Properties LLC and in all but 1.9% of the Shares held by Sizeler Family Limited Partnership, respectively items (iv), (v) and (vi) in the first sentence of this note.

(5) Includes (i) 20,621 Shares owned by the Company and credited to the Company's deferred compensation account for the benefit of Mr. Masilla pursuant to the Non-Elective Deferred Compensation Agreement, amended and restated effective August 3, 2000, between Mr. Masilla and the Company; (ii) 210,000 Shares Mr. Masilla has the right to purchase pursuant to exercisable options granted under the 1986 Stock Option Plan and the 1996 Stock Option Plan; and (iii) 16,500 incentive restricted shares granted under the 1996 Stock Option Plan.

(6) Includes 28,000 Shares Dr. McFarland has the right to purchase pursuant to exercisable options granted under the 1986 Stock Option Plan and the 1996 Stock Option Plan.

(7) Mr. Pearlstone shares voting and investment power over 12,000 of these Shares as co-trustee of certain trusts and has an economic interest in another 12,000 of these Shares as the beneficiary of certain trusts. Includes 28,000 Shares Mr. Pearlstone has the right to purchase pursuant to exercisable options granted under the 1986 Stock Option Plan and 1996 Stock Option Plan.

(8) Includes 28,000 Shares Mr. Strauss has the right to purchase pursuant to exercisable options granted under the 1986 Stock Option Plan and 1996 Stock Option Plan.

(9) Includes (i) 81,250 Shares Mr. Brodie has the right to purchase pursuant to options granted under the 1986 Stock Option Plan and the 1996 Stock Option Plan; and (ii) 8,500 incentive restricted shares granted under the 1996 Stock Option Plan.

(10) Includes (i) 1,000 Shares Mr. Cheramie has the right to purchase pursuant to options granted under the 1996 Stock Option Plan; and (ii) 8,500 incentive restricted shares granted under the 1996 Stock Option Plan.

(11) See notes (1) through (10) above.

PROXY SOLICITATION EXPENSES

Proxies may be solicited by First Union by mail, telephone, telecopier, the Internet and personal solicitation. In addition, as described below, First Union has retained MacKenzie Partners, Inc. to solicit proxy's on First Union's behalf. Officers of First Union and their affiliates may solicit proxies on behalf of First Union, although they will not receive additional compensation for any such efforts. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward First Union's solicitation material to customers for whom such persons hold shares of Common Stock, and First Union will reimburse them for their reasonable out-of-pocket expenses for doing so.

The entire expense of preparing, assembling, printing and mailing this proxy statement and related materials, and the cost of soliciting proxies for the proposals endorsed by First Union, will be borne by First Union. First Union does not intend to seek reimbursement from the Company for First Union's expenses.

First Union has retained MacKenzie Partners, Inc. to solicit proxies on its behalf in connection with the 2005 Annual Meeting. MacKenzie Partners may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 25 people in its efforts. First Union has agreed to reimburse Mackenzie Partners for its reasonable expenses, to indemnify it against certain losses, costs and expenses, and to pay its fees not to exceed approximately $125,000.

In addition to the costs related to the engagement of MacKenzie Partners, our proxy solicitor, costs related to our solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $_______. Total payment of costs to date in furtherance of our proxy solicitation is approximately $___________.

OTHER MATTERS TO BE VOTED UPON

In addition to electing directors, it is expected that stockholders will be asked by the Company at the Annual Meeting to vote upon the ratification of Ernst & Young, LLP or another accounting firm as the independent accountants of the Company. First Union recommends the ratification of Ernst & Young, LLP or such other accounting firm as the Company's independent accountants but will vote any shares represented by proxies given on the enclosed GREEN proxy card as directed by the stockholder. If no such instructions are given, shares represented by First Union's GREEN proxy card will ABSTAIN on these matters.

Information regarding this proposal is contained in the Company's Proxy Statement. Reference is hereby made to such information which, to the extent it may be deemed required, is incorporated herein pursuant to Rule 14a-5(c) under the Securities Exchange Act of 1934. Stockholders are referred to the Company's Proxy Statement for information regarding this proposal.

If the stockholders fail to ratify the appointment of independent accountants, the First Union Nominees, if elected, would cause the board of directors to reconsider its selection, although the board would not be required to select different independent public accountants for the Company.

First Union is not aware of any other matter to be presented for consideration at the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, submitting a GREEN proxy card will entitle the named proxies to vote your shares in accordance with their sole discretion on matters not described in this Proxy Statement that may arise at the Annual Meeting.

STOCKHOLDERS' PROPOSALS IN COMPANY'S PROXY STATEMENT

According to the Company's Proxy Statement for the 2005 Annual Meeting, stockholder proposals for inclusion in the Company's proxy materials for the 2006 Annual Meeting of Stockholders must comply with the proxy rules of the Securities and Exchange Commission and must be submitted in writing to the Company's Chairman of the Board at 2542 Williams Boulevard, Kenner, Louisiana 70062, no later than ___________, 200_. According to the Company's Proxy Statement for the 2005 Annual Meeting, stockholders who want to bring a proposal before the 2006 Annual Meeting of Stockholders but do not want the proposal included in the Company's proxy materials for the 2006 Annual Meeting of Stockholders, must submit the proposal in writing to the Company's Secretary at the same address no earlier than ______________, 200_ but no later than ___________, 200_.

MISCELLANEOUS

Questions or requests for additional copies of this proxy statement should be addressed to:

Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
or
Toll free (800) 322-2885

It is important that proxies be returned promptly. Stockholders are, therefore, urged to fill in, date, sign and return the GREEN proxy card immediately. No postage need be affixed if mailed in the enclosed envelope in the United States.

Sincerely,

Your Fellow Stockholder:
First Union Real Estate Equity and Mortgage Investments

____________________, 2005

SIZELER PROPERTY INVESTORS, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

OCTOBER 27, 2005

THIS PROXY IS SOLICITED ON BEHALF OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

The undersigned hereby appoints Michael L. Ashner and Peter Braverman or either of them, attorneys and proxies, with full power of substitution, to represent the undersigned and vote, all shares of common stock of, $0.0001 par value per share, of Sizeler Property Investors, Inc. (the "Company"), that the undersigned is entitled to vote, with all powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders (including all adjournments, continuations and postponements thereof) of the Company be held on October 27, 2005, at ______________ (the "Meeting") as herein specified (or, if no direction is given, FOR the two director nominees named below) and in such proxyholder's discretion upon any other matter that may properly come before the Meeting.

1. ELECTION OF TWO DIRECTORS
(to serve until the 2008 Annual Meeting of Stockholders or until their successors are duly elected and qualified)

|_| FOR all nominees

|_| WITHHOLD AUTHORITY to vote for all nominees

Michael L. Ashner
Peter Braverman

Stockholders may withhold authority to elect any of the nominees by writing the name of that nominee in the space provided below.

----

2. APPROVAL of the appointment of auditors as set forth in the accompanying Proxy Statement.

|_| FOR |_| AGAINST |_| ABSTAIN

The proxy is authorized to transact such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder. If no direction is given, this proxy will be voted FOR the nominees listed above and in the discretion of said proxy on any other matter which may come before the meeting or any adjournments thereof.

Dated: _________, 2005

____
Print Name

____
Signature

NOTE: When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, custodian, guardian or corporate officer, please give your full title as such. If a corporation, please sign full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE MARK, DATE, SIGN AND RETURN THE GREEN PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Rule 14a-8(b)
Rule 14a-8(f)
Rule 14a-8(i)(8)

September 15, 2005

By E-Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sizeler Property Investors, Inc. – Withdrawal of No-Action Letter dated August 16, 2005

Ladies and Gentlemen:

On behalf of Sizeler Property Investors, Inc., a Maryland corporation ("Sizeler"), we are notifying the Office of Chief Counsel that we are withdrawing our no-action letter dated August 16, 2005, on account of the fact that First Union has withdrawn its shareholder proposals in connection with the settlement of the proxy contest reported earlier this week. Copies of the supporting correspondence from First Union are attached.

If you would like to discuss the matters discussed in this letter, please feel free to call me at (202) 637-3616 or my partner Joseph G. Connolly, Jr., at (202) 637-5625. Thank you for your consideration.

Sincerely,



Henry D. Kahn

BERLIN BRUSSELS LONDON PARIS BUDAPEST PRAGUE WARSAW MOSCOW BEIJING TOKYO
NEW YORK BALTIMORE McLEAN MIAMI DENVER BOULDER COLORADO SPRINGS LOS ANGELES

Attachments

ccs: Sidney W. Lassen
Thomas A. Masilla
David J. Heymann, Esq.

\\\BA - 82228/0001 - 196443 v1

POST HEYMANN & KOFFLER LLP

ATTORNEYS AT LAW

Two Jericho Plaza
Wing A
Jericho, New York 11753

David J. Heymann
Admitted in NY and NJ

Phone: (516) 681-3636
Fax: (516) 433-2777
e-mail: djh@phklaw.com

September 14, 2005

VIA E-MAIL

Henry Kahn, Esq.
Hogan & Hartson LLP
111 South Calvert Street, Suite 1600
Baltimore, MD 21202

Re: Sizeler Property Investors, Inc. and First Union Real Estate Equity and Mortgage Investments

Dear Henry:

This letter shall confirm that pursuant to the terms of the Agreement, dated September 9, 2005, between First Union Real Estate Equity and Mortgage Investments ("First Union") and Sizeler Property Investors, Inc. ("Sizeler"), First Union has withdrawn its shareholder proposal submitted to Sizeler in connection with Sizeler's 2005 Annual Meeting of Stockholders. Attached please find a copy of a letter sent to the Securities and Exchange Commission advising them of the agreement

If you have any questions, please do not hesitate to call.

Sincerely,



David J. Heymann

DJH/pj

091405kahn letter.doc

POST
HEYMANN &
KOFFLER LLP

ATTORNEYS AT LAW

Two Jericho Plaza
Wing A
Jericho, New York 11753

David J. Heymann
Admitted in NY and NJ

Phone: (516) 681-3636
Fax: (516) 433-2777

e-mail: djh@phklaw.com

September 12, 2005

VIA FACSIMILE

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
Attention: Michael Pressman

Re: Sizeler Property Investors, Inc.
PREC 14A August 12, 2005 by
First Union Real Estate Equity and Mortgage Investments - File No. 1-9349

Dear Mr. Pressman:

As mentioned on the telephone, please be advised that First Union Real Estate Equity and Mortgage Investments ("First Union") and Sizeler Property Investors, Inc. ("Sizeler") entered into an agreement on September 8, 2005 pursuant to which, among other things, First Union agreed not to pursue (i) the election of its nominees to the Board of Directors of Sizeler as contemplated by the above-referenced filing or (ii) its shareholder proposal seeking a liquidation of Sizeler. First Union will be filing with the Securities and Exchange Commission a Current Report on Form 8-K as well as an amendment to its Schedule 13D disclosing this information.

If you have any questions, please do not hesitate to call.

Sincerely,



David J. Heymann

DJH/pj

cc: U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

sec letter settlement.doc